Station Business Review

Station Casinos, Inc. 2005 Annual Report


red rock

Station Casinos, Inc.

Timeline of Las Vegas Local's Market and Management Services

2005 Continued construction of Red Rock Casino Resort Spa and began three master-planned expansions for a total cost of $1.2 billion. Acquired land in Reno, Nevada and announced plans for development of Aliante Station. The Company is named for the second consecutive year to Fortune Magazine's "100 Best Companies to Work For."

2004 In December 2004, the Company completed the 300-room expansion of Green Valley Ranch. Also, in 2004 the Company began construction of the 850-room Red Rock Casino Resort Spa in Las Vegas.

2003 In June 2003, the United Auburn Indian Community's Thunder Valley Casino opens. Under Station Casinos' supervision, the property is built and opened in just eight months.

2001 Solidifying its position as the local's market leader, in January 2001, the Company acquires the Fiesta Casino in North Las Vegas and the Reserve Hotel and Casino in Henderson. The Company expands the "Fiesta" brand by renaming the properties Fiesta Rancho and Fiesta Henderson, respectively. In December 2001, the Company opens the very popular Green Valley Ranch.

2000 Station Casinos acquires Santa Fe Hotel and Casino and renames the property Santa Fe Station in October 2000. The master planning process begins immediately and significantly increases the size and entertainment options at the property.

1999 The Company rolls out the highly popular affinity card – the Boarding Pass, which allows customers to both redeem as well as accumulate points at any Station Casino – a local's market first.

1998 The Company enters into a management agreement with the United Auburn Indian Community.

1997 Sunset Station opens and generates the highest first-year cash flow of any Station Casinos' property built to date.

1995 Texas Station opens and continues to expand over time in one of the fastest growing areas in the Las Vegas Valley.

1994 Boulder Station opens in August 1994. To this day, the property generates one of the highest returns on investment of any major casino in Las Vegas.

1993 Station Casinos goes public in May 1993. At the time, the Company had only one major casino – Palace Station.

1984 The property doubles in size in 1984, is rethemed and becomes known as "Palace Station Hotel & Casino."

1977 The Casino continues to expand, and the name of the property is changed to "Bingo Palace."

1976 Station Casinos begins operating "the Casino," a 5,000 square foot space with 100 slot machines at the site now know as Palace Station.

	1993	2005
Local's market and management fees revenue	$149,895	$1,108,833
Number of properties	1	14
Number of slot machines *(2005 includes Red Rock)*	3,202	24,742
Number of team members *(2005 includes Red Rock)*	2,100	11,500

Table of Contents

Introduction: In last year's annual report, we focused on describing the importance of the unique supply demand characteristics of the Las Vegas local's market. We used the theme "Econ 101" to discuss how the outsized demand for our products in the Las Vegas local's market and the significant barriers to entry to the market help contribute to one of the best business models in the gaming industry. This year we want to focus on what we believe is the best growth story in the gaming industry, both short-term and long-term.

We have adopted the theme "The Station Business Review" to discuss how over the next several years we intend to convert certain non-cash producing assets, with a fair market value range of $1 billion to $1.5 billion, into cash producing assets that we expect will generate strong returns for our investors. We believe we have the operating, development and marketing expertise, as well as the financial platform, to create an environment where we can deliver strong growth in operating results for many years to come.


CAGR
12%
$792.9
$858.1
$986.7
$1,108.8
2002
2003
2004
2005

Station Casinos, Inc. Historical Net Revenue
(IN MILLIONS)


CAGR
26%
$240.5
$295.2
$385.4
$480.9
2002
2003
2004
2005

Station Casinos, Inc. Historical EBITDA
(IN MILLIONS)

The Investment Thesis

In Econ 101, we discussed the factors that continue to increase demand for our product, including population growth, expanding employment base, investment in the community and our unique marketing programs.

We also described the significant barriers to entry into this market and our intention of executing strategies designed to take advantage of that increased demand and limited supply. Our investment thesis continues intact as the demand drivers we discussed last year continued to be vibrant in 2005 and the substantial barriers to entry remain in place.

In 2005, we generated record revenues, adjusted cash flow and adjusted earnings per share in each quarter. Revenues increased 12% while our industry-leading earnings before interest, taxes, depreciation, amortization and other non-recurring adjustments (EBITDA) margin reached 41% at the property level for the year.

Our capital allocation process continued to produce returns on investment in a range of high teens to low twenty percent cash-on-cash returns from our Las Vegas portfolio in 2005.

As we examine the future prospects for the Las Vegas local's market, as well as the Reno market, we continue to be optimistic that our investment thesis will remain intact for the foreseeable future.

The Station Business Review – An Overview

Our strategic focus over the next five to seven years is to take land held for development and other non-cash producing assets (primarily advances to Tribes with whom we have management contracts) and convert those assets into cash producing assets.

After an asset has been acquired and we have decided to go forward with the development of that asset, it normally takes 12 to 18 months of detailed planning before we are ready to start construction. The planning that takes place during that time is to ensure we have the right entertainment amenities and the proper design to maximize customer traffic flow, as well as to determine the cost and financing of the project. Depending on the size of the project, it generally takes another 18 to 24 months to build the property.

Once the project opens there is a "ramp-up period" as operations at the new property are refined and the market adjusts to the new property. Unlike most Las Vegas Strip properties, where the first year return is typically the highest, our property returns grow over time as the population in the area grows, our operational efficiencies improve and our marketing programs contribute to changing previous customer patronage patterns.

This ramp-up period generally lasts three to four years, at which point we enter a normalized "operating leverage period," where we begin to maximize the difference between the return on investment of the project and the cost of capital to develop it.

The next project we plan to develop is Aliante Station, which is located in North Las Vegas. The cost of the project is expected to be approximately $450 million and we anticipate construction to begin in late 2006 or early 2007, with a projected opening date in mid-2008. This is the first in a series of projects that we intend to develop over the next five to seven years, including projects we develop pursuant to our management agreements with Native American tribes.



Aliante Station Site
40-ACRES
North Las Vegas, Nevada
Population within a five-mile radius
2005: 160,000
2010: 255,000
(projected)

Land Acquistion

Since the inception of our Company, one of our core competencies has been the timely acquisition and further development of land.

In 1986, we secured the land under what is now Boulder Station which was the catalyst for what ultimately became one of the most successful properties ever built in Las Vegas in terms of return on investment. The land under Sunset Station was another exceptional acquisition. When we secured that land in 1994, some skeptics thought we were doing "missionary work." By the time we opened Sunset Station in 1997, it was clear that we had correctly analyzed the future growth in the surrounding area as Sunset Station became the market leader. Sunset Station remains one of the most profitable properties in the Las Vegas local's market.

The legislative requirement that casinos in Clark County must be located in gaming enterprise districts, culminating in the enactment of Senate Bill 208 in 1997, was a catalyst for the acceleration of our land acquisition strategy. Today we have 620 acres in land held for development in Las Vegas, Reno and California. We believe the fair market value of that land is between $964 million and $1.39 billion. However, the real value of our undeveloped land is the value of the opportunity to develop that land into cash producing properties over time.





The population of the Las Vegas Valley is currently 1.8 million. According to UNLV's Center for Business and Economic Research ("CBER") the population of the Las Vegas Valley will reach 2.3 million by the end of 2010.


HOUSING DEVELOPMENTS Summerlin


2,281
2010
1,796
2005
1,394
2000

Projected Clark County Population

(IN THOUSANDS)

SOURCE: UNIVERSITY OF NEVADA LAS VEGAS CENTER FOR BUSINESS AND ECONOMIC RESEARCH

Why the Las Vegas Local's Market is a Good Bet

AS WE EVALUATE THE LAS VEGAS LOCAL'S MARKET, WE SEE SEVERAL VERY STRONG ECONOMIC INDICATORS. According to UNLV's Center for Business and Economic Research ("CBER") the population of the Las Vegas Valley will reach 2.3 million people by the end of 2010. In order to reach that number, the population of the Las Vegas Valley will need to grow only at about the same rate through 2010 as it has over the past 10 years. What does that population growth imply for the local's gaming market over the next several years?

Today the average annual gaming revenue per person (total market divided by the population) is about $1,500. If we assume that the average annual gaming revenue per person grows at a compounded annual growth rate of 2%, then by 2010, the average annual gaming revenue per person should be about $1,650.

With these two assumptions, that the population will continue to grow at about the same pace and that average gaming revenue per person grows at about the rate of inflation, then the Las Vegas local's market should be about a $3.8 billion market by the end of the decade. Our strategic focus is on how we can capture the biggest portion of that market growth through maximizing efficiencies and expanding operations at our existing properties as well as through the development of new green-field opportunities. No other gaming company is as well positioned to execute this plan in this market.

	Acres	Location	Cost	Cost per share
Land Held for Development	553	Total Held for Development	$ 252.4	
	[illegible]	[illegible] Wild West (in PPE)	149.6	
	620	**Total**	**$402.0**	**$ 5.74**

	Acres	Location	Low	High
Land Basket of Value (estimated FMV range)	253	Las Vegas Sites	$ 500	$ 655
	[illegible]	Excess Land	60	81
	[illegible]	Reno and Other	70	115
	[illegible]	Wild Wild West	334	534
	550	**Total**	**$ 964**	**$1,385**
Land & Other Assets – Basket of Value (estimated FMV range)		Advances to Tribes	165	165
		Total	**$1,129**	**$1,550**

Fair Market Value of Land Held for Development

(COST IN MILLIONS)

[illegible] December 31, 2005

[illegible] million shares outstanding. Excludes two parcels in escrow located in Reno, Nevada.
[illegible] Wild West land includes [illegible] acres from pending lease buyout.

Index of Southern Nevada Economic Indicators

JANUARY 1995 – JULY 2005

Source: [illegible] and Economic Cycle Research Institute



1995
JAN.
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
JULY



21,162
19,839

Annual New Home Recorded Sales

Source: Home Builders Research Inc.

New home sales excluding condominium conversions were 30,750.

Job Growth Rates

YEAR TO DATE AS OF DECEMBER 31, 2005

Source: Bureau of Labor Statistics



Hawaii 3.2%
Washington 2.9%
Oregon
California 1.5%
Alaska 1.9%
4.2%
5.3%


2,355
2,187
2,100
South Coast Opens
Green Valley Ranch and
The Palms Hotel Open
Undeveloped Gaming
Entitlements
Expire Under SB208
Suncoast Opens
Nevada Legislative Passes SB208
Sunset Station Opens
The Orleans Opens
Texas Station Opens

Las Vegas Local's Market Gaming Revenue

(In millions) CAGR 10%

Source: Estimated using Nevada Gaming Control Board revenue reports and public company filings

Clark County Population

(In thousands)

Source: University of Nevada Las Vegas Center for Business and Economic Research


1,715
1,550
1,486
1,394
1,327
1,261
1,193
1,055


2010
3,766
2007
2005
2004
2,355
2003
2,187
2002
2,100
1,249
1,157
1,023

Vegas Local's Market Projected Gaming Revenue – $3.8 Billion in 2010

MILLIONS) ASSUME 2% ANNUAL INCREASES PER YEAR IN SPENDING

Nevada Gaming Control Board revenue reports and public company filings


$1,495
2007
2010

Average Annual Gaming Revenue Per Person

GAMING REVENUE IN LAS VEGAS LOCAL'S MARKET DIVIDED BY THE POPULATION

Annual Increases through 2010


2005 397
2004 383
2003 373
2002 359
2001 353
2000 342
1999 335
1998 328
1997 321
1996 312
1995 303
1994 293
1993 282
1992 273
1991 266
1990 257
1989 252

Washoe County Population Growth

(IN THOUSANDS)

SOURCE: NEVADA STATE DEMOGRAPHER

Reno – An Exciting Opportunity

DURING 2005, WE BEGAN TO ACQUIRE KEY PIECES OF PROPERTY IN RENO, NEVADA. After carefully evaluating the market, we believe Reno is also an attractive "risk-adjusted" gaming market.

As we did our market analysis, we found that many of the metrics we look for in the Las Vegas local's market are in place in Reno as well. While not as robust as in Las Vegas, the population in Reno has grown at a compounded annual growth rate of about 3% over the last 15 years. We are seeing substantial development in Reno along with significant job creation. The unemployment rate in Reno at year-end 2005 was only 3.5%. These indicators show strength in the economy and give us confidence as we analyze that market for future development.

Our current plans include developing two properties in Reno over time, but we can envision expanding those plans given the right circumstances.



Convention
Center Site
8-ACRES
Reno, Nevada


Mount Rose Highway Site
90-ACRES
Reno, Nevada

Planning

One of the critical components of executing a successful strategy of converting our land portfolio into exciting entertainment destinations is proper planning.

The planning process starts from the moment we first look at a piece of property for development. Our senior management, as well as internal professionals and external strategic partners, consider such important questions as, "How will the facility fit on the property?"; "How can the property be designed to most efficiently handle customer traffic flow, both inside the facility as well as outside?"; and "Where will future expansions go?" We also focus on the proper amenities that will be designed into the property and making sure it is the "right size" for the surrounding market. Our operational and financial personnel focus on whether the property as designed can generate sufficient income to meet our investment thresholds.

The planning process is driven by senior members of management which is critical in order to insure the planning of each project fits into the overall strategic direction of the company.


MORE
INTERSTATE
ROAD CONSTRUCTION


Las Vegas
U.S.
1999
SEPT.
2005
OCT.

Las Vegas and US Employment Index

SEPTEMBER 1999 – OCTOBER 2005

Source: University of Nevada Las Vegas Center for Business and Economic Research

Fastest Growing Industries in Clark County

OCTOBER 2005

Source: Nevada Department of Employment, Training and Rehabilitation


Management of Companies 18.7%
Construction 12.3%
Administrative & Support and Waste Management 11.8%
Real Estate, Rental & Leasing 10.4%
Professional, Scientific & Technical 8.2%
Finance & Insurance 7.7%
Other Services 7.6%
Accommodation & Food Service 7.3%
Transportation & Warehousing 6.9%
Health Care & Social Assistance 6.8%
Wholesale 6.3%
Manufacturing 5.9%



12.8
12.5
12.2
12.0
10.6
9.8
9.0
8.7
8.2
7.1
6.9
5.2
4.3
3.7
2004 2004 2004 2005 2005 2005 2005
2Q 3Q 4Q 1Q 2Q 3Q 4Q
Office
Industrial

Office and Industrial Vacancy Rate

1ST QUARTER 2004 THROUGH 4TH QUARTER 2005 (ALL CLASSES OF SPACE)

SOURCE: GRUBB AND ELLIS LAS VEGAS, TORTO WHEATON RESEARCH

Known Development on the Strip

(IN BILLIONS)

SOURCE: COMPANY FILINGS

Known Development on the Las Vegas Strip	Company	Project	Cost	Multiplier Effect
	MGM	MGM City Center	$ 7.0	
	Boyd Gaming	Echelon	$ 4.0	
	Wynn	Encore	$ 1.7	
	Private	Cosmopolitan	$ 1.5	
	Las Vegas Sands	Palazzo	$ 1.7	
		Total Investment	**$ 15.9**	**$31.8**


5.3%
5.3%
4.5%
4.1%
3.6%
Population
Total Personal Income
Gross Gaming Revenue
Housing Units Permitted
Clark County Employment
2006
2007

Southern Nevada Forecast

[illegible]

SOURCE: UNIVERSITY OF NEVADA LAS VEGAS CENTER FOR BUSINESS AND ECONOMIC RESEARCH

Construction Permits Issued in Clark County by Type of Unit

[illegible] 2004 - 4TH QUARTER 2005

SOURCE: UNIVERSITY OF NEVADA LAS VEGAS CENTER FOR BUSINESS AND ECONOMIC RESEARCH

	Type of Unit	Q4 2004	Q1 2005	Q2 2005	Q3 2005	Q4 2005
[illegible]	Commercial Units	315	361	333	567	[illegible]
	[illegible] Family Units	529	1,612	2,508	[illegible]	[illegible]
	Single Family Units	5,111	6,386	8,285	7,308	[illegible]
	[illegible]	5,955	8,359	11,131	11,087	8,637

Unemployment Rate Estimates (Unemployment rates based on unrounded and seasonally adjusted)	
Las Vegas	3.5%
Reno	2.5%
Carson City	4.1%
Elko	3.8%
Nevada	3.8%
California	5.1%
United States	4.9%

Employment: Nevada and Las Vegas Labor Forces

Labor Forces	Nevada December 2004	Las Vegas December 2004	Nevada December 2005	Las Vegas December 2005	Nevada Percent Change	Las Vegas Percent Change
Total Labor Force	1,187.9	838.6	1,231.6	878.7	3.7%	4.8%
Unemployment	45.9	31.9	44.5	31.1	-3.1%	2.5%
Total Employment	1,141.9	806.7	1,187.1	847.6	4.0%	5.1%
Mining	10.1	0.4	10.8	0.4	6.9%	0.0%
Construction	125.1	94.6	140.3	106.8	12.2%	12.9%
Service Industries	1,010.1	722.5	1,061.7	768.1	5.1%	6.3%
Hotels, Gaming	206.8	167.2	215.1	176.9	4.0%	5.8%
Government	144.4	87.4	149.6	91.8	3.6%	5.0%

Unemployment & Employment

DECEMBER 2005

Source: Nevada Department of Employment, Training and Rehabilitation

Clark County Business Activity Index

JANUARY 1999 - SEPTEMBER 2005

Source: University of Nevada Las Vegas Center for Business and Economic Research



210
190
170
150
130
JAN. 1999
JAN. 2000
JAN. 2001
JAN. 2002
JAN. 2003
JAN. 2004
JAN. 2005
SEP. 2005

The Near-Term Growth Story is Strong

We believe the market continues to be right for further capital investment.

[illegible]



Long-Term Growth

WE ARE NOT JUST EXCITED ABOUT THE NEXT COUPLE YEARS. Based on what we know today we see long-term strength in both the Las Vegas and Reno markets. Our business strategy over the next five to seven years is designed to take advantage of the economic strength in these markets.

As we analyze the important metrics in our business, we note that the CBER is projecting the population of the Las Vegas Valley will grow to around 2.3 million people by the end of the decade. We also note that prominent gaming analysts are projecting as much as $25 billion in development on the Las Vegas Strip alone. That amount does not include any investment for residential, infrastructure or commercial development away from the Las Vegas Strip.

This investment creates a multiplier effect that spreads throughout the community creating more jobs, attracting more people and increasing investment for the foreseeable future. The demand for our products created by this investment and growth, and the continued barriers to entry into the market keep our investment thesis intact for years to come.




ALADDIN




MIRAGE



Construction

2005 was a year of substantial development for our Company. By the end of 2005 we had $1.2 billion in development projects under construction. Red Rock Casino Resort Spa will cost approximately $925 million upon completion of Phase I and Phase II. We are very excited about opening Phase I of the project in April 2006. We have already begun Phase II of the project which we expect to open at the end of the year.

Red Rock is the next step in the evolution of the "local/resort" property.


red rock
CASINO

RED ROCK Hotel Tower



gh Limit Room **RED ROCK**


CASHIER

RED ROCK Main Cage


Oyster Bar RED ROCK
TIDES


RED ROCK T-Bones Chophouse




Bar RED ROCK





RED ROCK Rock's Lounge


AMERICA

The Feast Buffet **RED ROCK**



RED ROCK The Grand Cafe


Villa Suite RED ROCK





RED ROCK Poolside

April 18, 2006 Red Rock Phase I	Quarter 3 2006* Fiesta Henderson Expansion	Quarter 3 2006* Santa Fe Expansion	Quarter 4 2006* Green Valley Ranch Expansion	Late Quarter 4 2006 Red Rock Phase II

Project Timeline

**expansion comes on-line in phases starting during these quarters*

Beyond Red Rock

IN ADDITION TO DEVELOPING RED ROCK, WE ARE ALSO EXPANDING THREE OF OUR EXISTING PROPERTIES. We believe that demand-driven master-planned expansions of our existing properties will be an important part of our growth going forward. We are adding a significant amount of convenient parking to Santa Fe Station, Fiesta Henderson and Green Valley Ranch, which we believe will drive incremental revenues at each of these properties. We are also adding casino space and remodeling and expanding the race and sports books at all three properties. In addition, we are adding a 12-screen movie theater complex to the Fiesta Henderson. This will be the first of our Fiesta-branded properties with movie theaters. We anticipate these master-planned expansions coming on-line in phases beginning late in the third quarter of 2006.

Between the natural organic growth in the market, the opening of Red Rock and the completion of the three master-planned expansions currently under construction, we expect to see strong cash flow growth in 2006, and with a full year of the operations from these investments, 2007 is shaping up to be another good year.


SANTA FE EXPANSION


GREEN VALLEY RANCH EXPANSION


FIESTA HENDERSON EXPANSION

Ramp-Up

Our business model is much different from that of companies that operate principally on the Las Vegas Strip. One important difference is that generally our returns on investment do not peak in the first year of operation but grow over time.

Typically, Las Vegas Strip casinos have their best years early on as tourists flock to "the new property on the Strip." Ultimately, tourists migrate to other properties when the "next new property" opens. We have demonstrated on numerous occasions that as the population surrounding our properties grows, as we improve our operational efficiencies and as our proven marketing programs gain traction, we can grow cash flows and thus increase return on investment over time. The planning process is driven by senior members of management which is critical in order to insure the planning of each project fits into the overall strategic direction of the company.

The Ramp-up Phase for a new property typically lasts three to four years. Over that time we generally see substantial increases in population surrounding our properties. With the expected investment in the community continuing to drive growth in the Las Vegas population, we believe this phenomenon will continue. To take advantage of this population migration, our green-field development is generally concentrated in rapidly growing areas of the Las Vegas Valley.





ank's Steakhouse GREEN VALLEY RANCH


GREEN VALLEY RANCH The Pond

Increasing Operating Leverage

We have consistently demonstrated that once a property is opened, there is significant operating leverage in the business.

Our business model emphasizes cash flow from slot operations which typically has a significant "fixed cost component". As a result, over time, we generally see increasing returns on investment as a larger portion of incremental revenues flow through to the bottom line. We typically see increasing operating leverage in our business through the Ramp-up Phase of our operations and as the property matures over time.

Industry Leading Returns

ANOTHER IMPORTANT DIFFERENCE BETWEEN OUR BUSINESS MODEL AND THE BUSINESS MODEL OF LAS VEGAS STRIP OPERATORS IS THE HIGH PERCENTAGE OF CASH FLOWS GENERATED BY SLOT MACHINES. In fact, 86% of our operating cash flows from the properties come from slot machines. That, coupled with the fact that our business model has a significant amount of fixed-costs, incremental revenues typically have strong "flow through" to the bottom line.

Because depreciation expense stays relatively stable over time and our capital structure has such a high percentage of fixed-rate debt, incremental cash flows have a high degree of operating leverage to earnings.

These characteristics have enabled our Company to generate industry leading returns on invested capital and operating margins and position our Company for further success in the future.

Combining Operational Performance with Financial Strategy

ONE OF OUR KEYS TO DRIVING SHAREHOLDER VALUE OVER THE NEXT SEVEN TO TEN YEARS IS OUR ABILITY TO TAKE ADVANTAGE OF THE DIFFERENCE BETWEEN THE TYPICAL RETURNS WE GENERATE ON OUR INVESTED CAPITAL OVER TIME AND OUR COST OF THAT CAPITAL. In 2004 we put in place a financial strategy designed to extend the maturities of our long-term debt given what we believe were very attractive rates. By using our strong free cash flow stream and "laddering" the maturities of debt at low rates relative to historic norms, we have the financial platform that should allow us to execute our growth plans over both the near and long term.


Other
3%
Tables
4%
Hotel
7%
Slots
86%

Station Casinos, Inc. Profit Centers

YEAR ENDED DECEMBER 31, 2005

Station Casinos, Inc. Debt Maturity Schedule
Flexibility in Capital Structure

(IN MILLIONS) AS OF DECEMBER 31, 2005


9.2
$330
$450
$450
$700
2010
Revolving
Credit
Facility
2012
Senior
Notes
2014
Senior
Subordinated
Notes
2016
Senior
Subordinated
Notes


Station
Casinos
Boyd
Gaming
Entertainment

[illegible]eturn on Investment: Peer Comparison

[illegible] December 31, 2005

[illegible] EBITDA Divided by Total Assets; Public Company Filings

[illegible]A Margins: Peer Comparison

[illegible] December 31, 2005

[illegible] Public Company Filings


Boyd
Gaming
Mirage
Station
Casinos


Mechoopda Indian Tribe of
Chico Rancheria
Chico, California
Federated Indians of
Graton Rancheria
Sonoma and Marin Counties, California
San Francisco
Sacramento
United Auburn Indian Community
of the Auburn Rancheria
Lincoln, California
North Fork Mono Rancheria
North Fork, California
Fresno
California


Michigan
Match-E-Be-Nash-She-Wish
Band of Pottawatomi Indians
(Commonly known as the
Gun Lake Tribe)
Bradley, Michigan
Grand
Rapids
Kalamazoo

Management Contracts with Native American Tribes

In addition to the Las Vegas and Reno growth plans we have described, we also have casino management and development agreements with five Native American Tribes. Of these opportunities, one is currently operational and four are in various stages of development. While the timing of the opening of these projects is difficult to handicap given the extensive nature of the required environmental studies and Federal and local government processes mandated by Federal law and the other development hurdles that must be overcome, we believe that management fees from contracts with Native American Tribes will contribute meaningfully to our operations thorough at least 2015.


Helping the Homeless
16%
Finding A Cure
10%
Creating Opportunities Through Education
33%
Assisting At-Risk Children
16%
Aiding the Disabled
3%
Supporting Responsible Gaming
5%
Promoting Inclusion Through Diversity
4%
Other (Domestic Violence, Seniors, Etc.)
13%

2005 Charitable Contributions

YEAR ENDED DECEMBER 31, 2005

Giving Back to the Community – An Important Part of our Culture

WE HAVE ALWAYS FOLLOWED A PRACTICE OF SHARING OUR SUCCESS WITH THE COMMUNITIES WITHIN WHICH WE OPERATE. Giving back to the community is a philosophy that is encouraged throughout Station Casinos. Through countless volunteer hours, our team members breathe life into each of our signature programs as they bring the Company's "be a good neighbor" philosophy to classrooms, homeless and domestic violence shelters and senior citizens. Whether it is rehabilitating a house for a senior citizen through Christmas in April, providing game booths to the children of Child Haven and the Make-A-Wish Foundation, collecting food for the Salvation Army or donating money to the victims of Hurricane Katrina, our team members are changing lives every day.

Each year, thousands of Southern Nevada's most needy residents also benefit from our Caring for Our Community program. This year, nine of the Valley's most effective non-profit organizations were awarded a $50,000 donation along with a public service campaign. This campaign has resulted in greater awareness and stronger volunteer and financial support for our community partners.

Through our Smart Start School Partnership Program, we contribute close to $500,000 annually to Clark County's most economically challenged primary schools. Each of our properties adopts a high-need elementary school, providing volunteers and resources to ensure each student is given access to the tools and opportunities that will help them become successful adults. We are pleased that our business growth allowed us to add two new schools in 2005, bringing our total partnership to 12 schools. Additionally, we provided financial contributions to a total of 70 high-need schools for the benefit of 55,137 elementary students.







For the second year in a row, Station Casinos was selected as one of *Fortune* Magazine's "Best 100 Companies to Work For."


PALACE STATION
CASINO
STATION CASINOS
BEST COMPANY TO
WORK FOR!
FORTUNE MAGAZINE 100
2 YEARS IN A ROW!
Best Of Las Vegas Awards!

red rock
CASINO



Dear Fellow Shareholders:

On behalf of our more than 11,000 team members, we thank you for your continued confidence and support in our Company. As 2005 comes to an end, it is appropriate to take time to reflect on our significant accomplishments during the year, but more importantly, to lay out our strategy for 2006 and beyond. We continue to believe that our business model allows us to achieve the highest margins and risk adjusted returns on investment in the gaming and entertainment industry.

2005 – Another Record Year

For the fourth year in a row, our Company set a new record for annual revenues, cash flow and earnings per share. The local's market in Las Vegas continued to demonstrate why we believe it is the best market in the gaming and entertainment industry, especially as investors "risk adjust" this market relative to others. Strong growth is an important metric for the Las Vegas local economy – population migration, job growth, investment in the community and a low unemployment rate continued to fuel an environment in which our Company continues to excel. Over the last four years, we have grown revenues and adjusted earnings before interest, taxes, depreciation and amortization at a compounded annual growth rate of 12% and 26%, respectively. While those results are impressive, we are more enthusiastic than ever about our Company's prospects going forward.

2006 – $1.2 Billion in Investments Coming On-Line

With Red Rock Casino Resort Spa, as well as three master-planned expansions coming on-line, 2006 promises to be a very exciting year for our Company. On April 18, 2006 we intend to open the first phase of Red Rock – the next addition to our Las Vegas portfolio. Like its predecessor, Green Valley Ranch Resort Spa Casino, Red Rock is designed to target a unique market niche within the Las Vegas local's market. We have designed Red Rock to appeal to customers living in the rapidly growing Las Vegas Valley but at the same time to cater to tourists who are seeking an off-Strip boutique resort experience. The property has state-of-the-art convention space, a world class spa and an exceptional room product with one-of-a-kind views of the Las Vegas Strip and the Red Rock Canyon National Conservation Area. Red Rock also has all of the other amenities that Las Vegas locals have come to expect from Station Casinos – great dining options, movie theaters, a night club and the best gaming amenities in the market.

In addition to opening the first phase of Red Rock, we have also commenced construction of three demand-driven master-planned expansions at three of our fastest growing properties. Due to the increasing demand generated by the rapidly growing population surrounding Santa Fe Station, Fiesta Henderson and Green Valley Ranch, it was critical that we expand the amenities and add more convenient parking at each of these properties. These demand-driven master-planned expansions should come on-line in phases beginning in the third quarter of 2006 through the first part of 2007. In addition, by the end of 2006, the construction of phase II expansion of Red Rock will be complete, adding 450 hotel rooms to that property. Having $1.2 billion in development completed in the Las Vegas local's market by the end of 2006 or early 2007 sets up a very exciting 2007 and beyond for our Company.

2007 and Beyond

One of our biggest challenges in 2005 has been answering the question, "What's next for Station Casinos?" It is a challenging question because we believe we have the best pipeline of growth opportunities in the gaming industry. With four separate gaming-entitled parcels of vacant land held for development in the Las Vegas Valley, as well as the 67-acre "Wild Wild West" site just off the Las Vegas Strip, the Aliante joint venture in North Las Vegas, and two sites held for development in Reno, we have an excellent portfolio of projects that can be developed over the next several years.

After carefully evaluating our development opportunities, we recently announced that we have decided to focus our development efforts over the near-term on building properties in the Las Vegas local's market and the Reno market. As we evaluated the myriad of alternatives available for our future growth, we came to the conclusion that the Las Vegas local's market was growing so fast that we had to take advantage of these opportunities as soon as possible. Therefore, our next project will be the development of Aliante Station in North Las Vegas in conjunction with a subsidiary of The Greenspun Companies, our partner in Green Valley Ranch. We expect to begin construction of Aliante Station in late 2006 or early 2007, and anticipate that it will cost approximately $450 million. We expect Aliante Station to open in mid-2008 and believe that operations will continue to ramp-up through at least the end of the decade. This project is the first in what we see as a series of projects to be developed from our portfolio of excellent sites over the next several years.

The Game Plan

The focus of this year's annual report is our strategic plan for the conversion of our land and portfolio of other assets, which we believe has a fair market value of roughly $1 billion to $1.5 billion, into cash generating assets. We think the Las Vegas local's market will be a $3.7 billion market by the end of the decade. Our goal is to maximize our share of the $1 billion growth in gaming revenues projected for the Las Vegas local's market for the period 2006 through 2010 by developing new properties, expanding existing ones and driving more business through our existing facilities. We also plan to take advantage of the growth of the Reno market by developing one or more new properties there as well.

We have the Financial Platform to Execute Our Strategy

In order to take advantage of our growth strategy, we must have an effective financial platform. To that end, in 2004 we restructured our balance sheet at very attractive rates in order to enhance the flexibility needed to execute our rapid growth. We recently completed a $2 billion bank credit facility to allow for even more flexibility in our capital structure. In addition to our significant borrowing power, we typically generate substantial free cash flow that we can also use to execute our growth strategy. Our goal is to enhance shareholder value over the next several years by taking advantage of the difference between our projected return on invested capital and the cost of that capital.

Why We Continue to Invest in the Local Markets in Nevada

By operating in Nevada, we have the significant advantage of operating in one of the most dynamic economies in the country. Certain Wall Street analysts are predicting that about $25 billion will be invested on the Las Vegas Strip alone over the next five years. We believe well over half that amount is already financed and is under construction or has a very high probability of coming to fruition. That $25 billion does not include investment away from the Strip for new housing, commercial development or infrastructure needs in Las Vegas. The investment in the Las Vegas community should create a significant number of jobs because of the multiplier effect on the economy that, coupled with more Baby Boomers moving to the sun belt to retire, should create an environment to further extend the exceptional population migration to Las Vegas that we have seen over the past two decades. As we pointed out in last year's annual report ("Econ 101"), this is a very healthy market with significant barriers to entry. We believe Station Casinos is uniquely positioned to take advantage of the growth of the Las Vegas local's market for the foreseeable future.

Based on our detailed analysis of the Reno market, we think it has many of the same great metrics required for investment that we see in Las Vegas, albeit on a smaller scale. We continue to believe that investing in Nevada should continue to generate meaningful returns for our shareholders.

Team Members and Technology – a Powerful Combination

Of course it is our team members that make all this happen. We are very proud of being selected by *Fortune* magazine as one of the "100 Best Companies to Work For." This is the second year in a row that we have received this prestigious honor. Our management team has achieved this position by focusing on creating a working environment that our team members can enjoy and that fosters "Beyond the Best" service, which we believe results in a better customer experience for our guests. In addition to having the best team members in the business, we are also focused on using technology to drive our record results. In 2005, we rolled out an enhanced version of Jumbo Jackpot. We continue to look at innovative ways to use technology to help drive incremental business to our properties where our team members then provide the best guest experience possible. As our results indicate, a powerful combination.

Thanks For Another Great Year

We continue to be very excited about our Company's prospects. We hope you find our 2005 Annual Report informative and that it effectively communicates what we are doing, why we are doing it, what the results have been and where we are going in the future. We look forward to continuing this great run by working with you to execute our game plan for a successful 2006 and beyond.

Frank J. Fertitta, III Chairman and Chief Executive Officer

Lorenzo J. Fertitta Vice Chairman and President

Financial Highlights

For the years ended December 31,

(in thousands except per share data)	2005	2004	2003	2002	2001
Statement of Operations Data:					
Net revenues	$1,108,833	$ 986,742	$ 858,089	$ 792,865	$ 836,857
Operating income	$ 309,861	$ 257,055	$ 141,071	$ 145,910	$ 138,335
Operating income and earnings from joint ventures	$ 348,746	$ 283,579	$ 161,675	$ 157,203	$ 140,839
Net income applicable to common stock	$ 161,886	$ 66,350	$ 44,343	$ 17,932	$ 19,369
Diluted earnings per common share	$ 2.40	$ 1.00	$ 0.72	$ 0.30	$ 0.32
Weighted average common shares outstanding	67,588	66,264	61,850	60,730	60,037
Dividends paid per common share	$ 0.92	$ 0.69	$ 0.25	—	—
Balance Sheet Data:					
Capital expenditures	$ 830,805	$ 382,035	$ 198,772	$ 25,063	$ 464,982
Total assets	$2,929,043	$2,045,584	$1,745,972	$1,598,347	$1,656,122
Long-term debt	$1,944,328	$1,338,213	$1,168,957	$1,165,722	$1,237,090
Stockholders' equity	$ 630,814	$ 488,921	$ 339,939	$ 270,678	$ 248,904

Financial Information

Forward-Looking Statement

When used in this report and elsewhere by management from time to time, the words "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements with respect to our financial condition, results of operations and our business including our expansions, development and acquisition projects, legal proceedings and employee matters. Certain important factors, including but not limited to, financial market risks, could cause our actual results to differ materially from those expressed in our forward-looking statements. Further information on potential factors which could affect our financial condition, results of operations and business including, without limitation, the ability to maintain existing management, integration of acquisitions, competition within the gaming industry, the cyclical nature of the hotel business and gaming business, economic conditions, development and construction risks, regulatory matters and litigation are included in our filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date thereof. We undertake no obligation to publicly release any revisions to such forward-looking statements to reflect events or circumstances after the date hereof.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto included elsewhere in this annual report.

Results Of Operations

The following table highlights the results of our operations (dollars in thousands):

	Year ended December 31, 2005	Percent Change	Year ended December 31, 2004	Percent Change	Year ended December 31, 2003
Net Revenues—total	$ 1,108,833	12.4%	$ 986,742	15.0%	$ 858,089
Major Las Vegas Operations (a)	968,017	11.5%	868,248	11.2%	781,061
Management fees (b)	95,144	12.4%	84,618	81.2%	46,711
Other Operations and Corporate (c)	45,672	34.8%	33,876	11.7%	30,317
Operating Income (Loss)—total	$ 309,861	20.5%	$ 257,055	82.2%	$ 141,071
Major Las Vegas Operations (a)	303,183	30.3%	232,678	36.4%	170,566
Management fees (b)	95,144	12.4%	84,618	81.2%	46,711
Other Operations and Corporate (c)	(88,466)	(46.9)%	(60,241)	20.9%	(76,206)
Cash Flows Provided By (Used In):					
Operating activities	$ 378,154	44.1%	$ 262,516	32.7%	$ 197,775
Investing activities	(886,590)	(162.3)%	(338,034)	(82.1)%	(185,641)
Financing activities	525,571	543.6%	81,663	987.5%	(9,201)

(a) Includes the wholly owned properties of Palace Station, Boulder Station, Texas Station, Sunset Station, Santa Fe Station, Fiesta Rancho and Fiesta Henderson.

(b) Includes management fees from Thunder Valley (since June 9, 2003), Green Valley Ranch, Barley's and The Greens (since December 17, 2005).

(c) Includes the wholly owned properties of Wild Wild West, Wildfire (since January 27, 2003), Magic Star (since August 2, 2004), Gold Rush (since August 2, 2004), and corporate and development expense.

Net Revenues

Consolidated net revenues for the year ended December 31, 2005 increased 12.4% to $1.1 billion as compared to $986.7 million for the year ended December 31, 2004. Year over year net revenues increased primarily due to the continued strength of the Las Vegas local economy, continued population and employment growth in the Las Vegas valley, no new competition in the local's market until the latter part of December, as well as the continued success of our Jumbo brand products, including Jumbo Jackpot. Jumbo Jackpot, which we introduced in April 2003, is an exclusive progressive slot jackpot that allows customers using a Boarding Pass or Amigo Club card the opportunity to win between $100,000 and $150,000 just for playing slot machines.

Consolidated net revenues for the year ended December 31, 2004 increased 15.0% To $986.7 million as compared to $858.1 million for the year ended December 31, 2003. The increase in consolidated net revenues was due to an $81.9 million increase in casino revenues and an increase in management fees from Thunder Valley, which included a full year of operations.

Operating Income/Operating Margin

In analyzing year to year comparative operating results, management takes into consideration the effect of certain charges and credits on operating income. The following table identifies these charges and credits and the resulting operating income and operating margins, excluding such charges and credits (dollars in thousands):

	Years ended December 31,		
	2005	2004	2003
OPERATING INCOME	$ 309,861	$ 257,055	$ 141,071
Operating margin	27.9%	26.1%	16.4%
CERTAIN CHARGES/CREDITS:			
Preopening expense	6,560	848	—
Lease terminations	14,654	—	—
Thunder Valley development fee	—	—	(4,595)
Impairment loss	—	—	18,868
Litigation settlement	—	—	38,000
OPERATING INCOME, EXCLUDING CERTAIN CHARGES/CREDITS	$ 331,075	$ 257,903	$ 193,344
Operating margin, excluding certain charges/credits	29.9%	26.1%	22.5%

Consolidated operating income, excluding certain charges/credits, increased 28.4% in the year ended December 31, 2005 as compared to the year ended December 31, 2004 and 33.4% in the year ended December 31, 2004 as compared to the year ended December 31, 2003. The increase is primarily due to increased consolidated net revenues noted above. There is significant operating leverage on incremental revenue due to a significant amount of fixed costs. As a result, our consolidated operating margin, excluding certain charges/credits, improved 3.8 percentage points in the year ended December 31, 2005 as compared to the year ended December 31, 2004 and 3.6 percentage points in the year ended December 31, 2004 as compared to the year ended December 31, 2003.

The following table highlights our various sources of revenues and expenses as compared to prior years (dollars in thousands):

	Year ended December 31, 2005	*Percent change*	*Year ended December 31, 2004*	*Percent change*	*Year ended December 31, 2003*
Casino revenues	$ 825,995	13.1%	$ 730,584	12.6%	$ 648,664
Casino expenses	286,503	4.6%	273,816	3.2%	265,203
Margin	65.3%		62.5%		59.1%
Food and beverage revenues	$ 146,774	4.6%	$ 140,332	5.0%	$ 133,676
Food and beverage expenses	102,970	2.4%	100,548	14.5%	87,783
Margin	29.8%		28.4%		34.3%
Room revenues	$ 61,238	7.3%	$ 57,057	13.1%	$ 50,460
Room expenses	21,094	0.2%	21,053	7.5%	19,580
Margin	65.6%		63.1%		61.2%
Other revenues	$ 52,550	25.1%	$ 42,008	(8.6)%	$ 45,943
Other expenses	17,799	5.8%	16,820	8.9%	15,452
Selling, general and administrative expenses	$ 181,670	5.1%	$ 172,923	7.0%	$ 161,643
Percent of net revenues	16.4%		17.5%		18.8%
Corporate expense	$ 57,619	22.1%	$ 47,189	42.8%	$ 33,039
Percent of net revenues	5.2%		4.8%		3.9%
Earnings from joint ventures	$ 38,885	46.6%	$ 26,524	28.7%	$ 20,604

Casino

Casino revenues increased 13.1% for the year ended December 31, 2005 as compared to the year ended December 31, 2004 and increased 12.6% for the year ended December 31, 2004 as compared to the year ended December 31, 2003, due to the same factors affecting our consolidating net revenues noted above. Casino expenses increased 4.6% and 3.2% over the same periods due to increased promotional and marketing expenses related to our Jumbo brand products in 2005 and an increase in gaming taxes as a result of the higher casino revenue in 2005 and 2004. There is also significant operating leverage on incremental gaming revenue due to a significant amount of fixed costs in the casino department and, as a result, the casino profit margin increased by 2.8 percentage points for the year ended December 31, 2005 as compared to the year ended December 31, 2004 and by 3.4 percentage points for the year ended December 31, 2004 as compared to December 31, 2003.

Food and Beverage

Food and beverage revenues increased 4.6% for the year ended December 31, 2005 as compared to the year ended December 31, 2004, due to selected menu price increases, as well as enhancements at Santa Fe Station with the expansion of the café in 2004 and the acquisitions of Magic Star and Gold Rush which was offset slightly by the temporary closure of the Sunset Station buffet for remodeling. Food covers decreased 2.2% for the year ended December 31, 2005 as compared to the year ended December 31, 2004, primarily due to the temporary closure of the Sunset Station buffet. The average guest check increased 5.5% for the year ended December 31, 2005 as compared to the year ended December 31, 2004 as a result of increased menu prices. Food and beverage expenses increased 2.4% for the year ended December 31, 2005 as compared to the year ended December 31, 2004, resulting in an increase in the food and beverage net operating margin of 1.4 percentage points for the same period. The increase in food and beverage expense is related to the acquisition of Magic Star and Gold Rush and increases in selected food cost items.

Food and beverage revenues increased 5.0% for the year ended December 31, 2004 as compared to the year ended December 31, 2003, due to selected menu price increases, as well as restaurant enhancements at Santa Fe Station with the addition of a Mexican restaurant in May 2003, the expansion of the café in March 2004 and upgrade of the steakhouse in December 2003, in addition to an aggressive marketing program promoting the buffet. The average guest check increased 4.5% for the year ended December 31, 2004 as compared to the year ended December 31, 2003. Food covers remained virtually unchanged with a 0.4% increase for the year ended December 31, 2004 as compared to the year ended December 31, 2003. Food and beverage expenses increased 14.5% for the year ended December 31, 2004 as compared to the year ended December 31, 2003, resulting in a decrease of the food and beverage net operating margin of 5.9 percentage points for the same period. The increase in food and beverage expense is related to increased payroll and related costs primarily due to rising benefit costs and increases in cost of selected food items.

Room

Room revenues increased 7.3% for the year ended December 31, 2005 as compared to the year ended December 31, 2004 and 13.1% for the year ended December 31, 2004 as compared to the year ended December 31, 2003. Room occupancy was 96% for the years ended December 31, 2005 and 2004, and 94% for the year ended December 31, 2003. The average daily room rate increased to $61 for the year ended December 31, 2005 from $56 for the year ended December 31, 2004 and $50 for the year ended December 31, 2003, as a result of continued increase in consumer demand for rooms in Las Vegas during 2005 and 2004.

Other

Other revenues primarily include income from gift shops, bowling, entertainment, leased outlets and arcades. Other revenues increased 25.1% for the year ended December 31, 2005 as compared to the year ended December 31, 2004. The increase in other revenues is primarily due to the opening of the bowling center at Sunset Station in April 2005 and the movie theater complex at Santa Fe Station in May 2005.

Other revenues decreased 8.6% for the year ended December 31, 2004 as compared to the year ended December 31, 2003. The decrease in other revenues is primarily due to development fees received from Thunder Valley for approximately $4.6 million during the year ended December 31, 2003.

Management Fees

We manage Thunder Valley on behalf of the United Auburn Indian Community ("UAIC") and receive a management fee equal to 24% of net income (as defined in the management agreement). In addition, we are the managing partner for Green Valley Ranch, Barley's and The Greens and receive a management fee equal to 2% of revenues and approximately 5% of Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") from Green Valley Ranch and 10% of EBITDA from Barley's and The Greens. For the year ended December 31, 2005, management fees increased to approximately $95.1 million as compared to $84.6 million for the year ended December 31, 2004. The increase is due to improved results at both Green Valley Ranch and Thunder Valley.

For the year ended December 31, 2004, management fees increased to approximately $84.6 million as compared to $46.7 million for the year ended December 31, 2003. The increase is due to management fees from Thunder Valley, which includes a full year of operations, as well as improved results at Green Valley Ranch.

Selling, General and Administrative ("SG&A")

SG&A as a percentage of net revenues decreased to 16.4% in the year ended December 31, 2005 as compared to 17.5% in the year ended December 31, 2004. A portion of these costs are fixed and, as a result, as revenues increased the percentage of SG&A to net revenues decreased. SG&A expenses increased by 5.1% to $181.7 million for the year ended December 31, 2005, from $172.9 million for the year ended December 31, 2004. The increase is attributable to increases in payroll and related expenses and repair and maintenance related expenses attributable to increased foot traffic.

SG&A as a percentage of net revenues decreased to 17.5% in the year ended December 31, 2004 as compared to 18.8% in the year ended December 31, 2003. A large portion of these costs are fixed and, as a result, as revenues increased the percentage of SG&A to net revenues decreased. SG&A expenses increased by 7.0% to $172.9 million for the year ended December 31, 2004, from $161.6 million for the year ended December 31, 2003. The increase is attributable to a $8.3 million increase in payroll and related expenses, primarily related to benefits, a $1.1 million increase in accounting fees related to the new corporate governance rules mandated by the Sarbanes-Oxley Act of 2002 and the net settlement of certain litigation and the payment of a fine and investigative costs related to violations of Nevada Gaming Commission Regulation 6A of $0.8 million.

Corporate Expense

Corporate expenses increased to approximately $57.6 million for the year ended December 31, 2005 as compared to approximately $47.2 million for the year ended December 31, 2004 and approximately $33.0 million for the year ended December 31, 2003. The increase is primarily due to increased investment in corporate infrastructure to handle projected growth and a change in incentive compensation from a stock option based program to a program which includes cash and restricted stock. In addition, employer payroll taxes on stock option exercises increased $2.8 million during the year ended December 31, 2004 as compared to December 31, 2003. As a result, corporate expense as a percentage of net revenues increased to 5.2% in the year ended December 31, 2005 as compared to 4.8% in the year ended December 31, 2004 and compared to 3.9% in the year ended December 31, 2003.

Development Expense

Development expenses include costs to identify potential gaming opportunities, the internal costs incurred to bring the Native American projects currently under contract to fruition and other development opportunities, which include payroll, travel and legal expenses. Development expenses for the years ended December 31, 2005, 2004 and 2003 were $8.7 million, $10.7 million and $4.3 million, respectively. Also included in development expense for 2004 is a $2.0 million non-reimbursable milestone payment related to the Gun Lake project in Michigan. During 2003, $2.0 million of costs related to the Graton Rancheria project were expensed after achieving certain milestones on the project and are also not reimbursable (see "Future Development").

Depreciation and Amortization

Depreciation and amortization increased 18.1% to approximately $101.4 million for the year ended December 31, 2005 as compared to $85.8 million for the year ended December 31, 2004. This increase was due primarily to the addition of new ticket-in, ticket-out slot machines at a majority of the Major Las Vegas properties in 2004, the completion of the ice arena at Fiesta Rancho during 2004, the opening of the Santa Fe Station phase II expansion which opened in phases beginning in the latter part of 2004 and the addition of the bowling center at Sunset Station in April 2005.

Depreciation and amortization increased 17.3% to approximately $85.8 million for the year ended December 31, 2004 as compared to $73.1 million for the year ended December 31, 2003. This increase was due primarily to the addition of new ticket-in, ticket-out slot machines at a majority of the Major Las Vegas properties and the addition of a new slot system at Fiesta Rancho and Fiesta Henderson, as well as the addition of new restaurants at Santa Fe Station and Fiesta Henderson during 2003.

Preopening Expense

Preopening expenses for the year ended December 31, 2005 and 2004 were approximately $6.6 million and $0.8 million, respectively, which include costs related to projects under development including Red Rock (see "Future Development").

Lease Terminations

During the year ended December 31, 2005, we recorded approximately $14.7 million to terminate various leases primarily related to land adjacent to the current Wild Wild West property.

Impairment Loss

We recorded an impairment loss of approximately $18.9 million in the year ended December 31, 2003 to adjust the carrying value of our goodwill and other assets to their estimated fair value. The impairment loss consisted of the write-off of approximately $17.5 million in goodwill at Fiesta Rancho in accordance with Statement of Financial Accounting Standards No. 142 ("SFAS No. 142") as a result of reduced growth assumptions. The remaining $1.4 million was primarily related to the write-off of our investment in a new slot product development. The impairment of this asset was based upon our decision to no longer pursue the development of certain slot products. As a result, all of the development costs that we had incurred were written off, as they were deemed to have no value.

Litigation Settlement

During the year ended December 31, 2003, we recorded a $38.0 million litigation settlement as we entered into an agreement on February 9, 2004, to settle a lawsuit brought in December 2000 by Fitzgeralds Sugar Creek, Inc., the City of Sugar Creek, Missouri and Phillip Griffith which was paid on February 24, 2004. The lawsuit centered on allegations of improper conduct by our former Missouri legal counsel, Michael Lazaroff.

Earnings From Joint Ventures

We own a 50% interest in Green Valley Ranch, Barley's and The Greens, and a 6.7% interest in a joint venture that owns the Palms Casino Resort. We recorded our share of the earnings from these joint ventures of $38.9 million, $26.5 million and $20.6 million for the years ended December 31, 2005, 2004 and 2003, respectively. The increase in earnings from joint ventures is primarily related to improved results at Green Valley Ranch as a result of the completion of the recent expansion in December 2004.

Interest Expense

Interest expense, net of capitalized interest, increased 4.6% to $80.5 million in the year ended December 31, 2005 as compared to $76.9 million in the year ended December 31, 2004. Gross interest expense increased approximately $18.9 million due to an increase in our long-term debt of approximately $605.6 million in the year ended December 31, 2005, and an increase in the weighted average cost of debt to 6.2% from 6.1% for the years ended December 31, 2005 and 2004, respectively. Capitalized interest increased approximately $15.3 million for the year ended December 31, 2005 primarily due to interest capitalized for the construction of Red Rock.

Interest expense, net of capitalized interest, decreased 17.2% to $76.9 million in the year ended December 31, 2004 as compared to $92.9 million in the year ended December 31, 2003. Gross interest expense decreased approximately $12.5 million due to a decrease in our weighted average cost of debt to 6.1% from 7.9% for the years ended December 31, 2004 and 2003, respectively, while our long-term debt increased by approximately $183.3 million over the same period. The decrease in gross interest expense is the result of replacing virtually all of our fixed rate debt with lower cost and longer term debt in the first quarter of 2004, as well as, entering into new interest rate swaps in 2004. Capitalized interest increased approximately $3.5 million for the year ended December 31, 2004 primarily due to interest capitalized for the construction of Red Rock.

Interest and Other Expense from Joint Ventures

For the years ended December 31, 2005, 2004 and 2003, we recorded $6.9 million, $4.5 million and $7.2 million, respectively, in interest and other expense related to our unconsolidated joint ventures. The increase during 2005 in interest and other expense from joint ventures is due to higher debt balances as a result of the approximate 300 room addition completed at Green Valley Ranch in December 2004 and the current $110.0 million phase III master-planned expansion. The decrease in interest and other expense from joint ventures during the year ended December 31, 2004, is primarily due to the Company's 50% share of capitalized interest recorded at Green Valley Ranch of approximately $1.5 million.

Interest Income

During the year ended December 31, 2003, we recorded $4.8 million in interest income on our advances to the UAIC for development of Thunder Valley.

Loss on Early Retirement of Debt

During 2005, we redeemed the remaining $16.9 million of outstanding 8 3/8% senior notes due 2008 and the remaining $17.4 million of outstanding 9 7/8% senior subordinated notes due 2010. As a result of these redemptions, we recorded a loss on early retirement of debt of approximately $1.3 million to reflect the write-off of the unamortized loan costs, unamortized discount and call premium.

During the first quarter of 2004, we refinanced substantially all of our senior and senior subordinated notes. In connection with the refinancing, we completed tender offers and consent solicitations for approximately $940.6 million of our senior and senior subordinated notes outstanding. As a result, we recorded a loss on early retirement of debt of approximately $93.3 million during the year ended December 31, 2004 to reflect the write-off of the unamortized loan costs, unamortized discount, call premium, tender fee and consent payments which were partially offset by the fair value of the interest rate swaps that were tied directly to the redeemed senior and senior subordinated notes.

Liquidity and Capital Resources

The following liquidity and capital resources discussion contains certain forward-looking statements with respect to our business, financial condition, results of operations, dispositions, acquisitions, expansion projects and our subsidiaries, which involve risks and uncertainties that cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied herein. Such risks and uncertainties include, but are not limited to, financial market risks, the ability to maintain existing management, integration of acquisitions, competition within the gaming industry, the cyclical nature of the hotel business and gaming business, economic conditions, regulatory matters and litigation and other risks described in our filings with the Securities and Exchange Commission. In addition, construction projects such as Red Rock and the expansions at Green Valley Ranch, Santa Fe Station and Fiesta Henderson entail significant risks, including shortages of materials or skilled labor, unforeseen regulatory problems, work stoppages, weather interference, floods and unanticipated cost increases. The anticipated costs and construction periods are based on budgets, conceptual design documents and construction schedule estimates. There can be no assurance that the budgeted costs or construction period will be met. All forward-looking statements are based on our current expectations and projections about future events.

During the year ended December 31, 2005, we generated cash flows from operating activities of $378.2 million. We issued $350.0 million in additional senior subordinated notes, recognizing net proceeds of $358.3 million, while redeeming approximately $34.3 million of our existing senior and senior subordinated notes (see "Description of Certain Indebtedness and Capital Stock – Senior and Senior Subordinated Notes"). In addition, we received approximately $19.0 million from the exercise of stock options and approximately $22.1 million from the sale of land, property and equipment. At December 31, 2005, we had total available borrowings of $2.0 billion under our Revolving Facility, which was reduced by borrowings of $330.0 million and various letters of credit totaling approximately $14.3 million, leaving approximately $1.7 billion available as of December 31, 2005. We had $85.6 million in cash and cash equivalents as of December 31, 2005.

During the year ended December 31, 2005, total capital expenditures were $830.8 million, of which approximately $483.1 million was related to the development of Red Rock (see "Future Development"), approximately $76.1 million was for the purchase of land adjacent to the current Wild Wild West property, approximately $84.7 million was for the purchase of land held for development, approximately $16.3 million was related to the phase II expansion at Santa Fe Station, approximately $11.1 million was related to the phase III expansion at Santa Fe Station, approximately $9.6 million was related to the phase II expansion at Fiesta Henderson, approximately $21.4 million was for the bowling center and buffet remodel at Sunset Station and approximately $128.5 million was for maintenance and other capital expenditures. In addition to capital expenditures, we paid approximately $111.9 million in reimbursable advances for our Native American development projects (see "Future Development"), approximately $62.6 million in common stock dividends and approximately $21.4 million to repurchase 0.3 million shares of our common stock.

Our primary cash requirements for 2006 are expected to include (i) approximately $67 million for the payment of common stock dividends, (ii) approximately $337 million for the development and construction of Red Rock, (iii) approximately $80 million for the phase III expansion at Santa Fe Station, (iv) approximately $48 million for the phase II expansion at Fiesta Henderson, (v) payments related to our existing and other potential Native American projects, (vi) principal and interest payments on indebtedness, (vii) maintenance and other capital expenditures, (viii) other strategic land purchases throughout the Las Vegas area and (ix) opportunistic repurchases of our common stock.

On March 13, 2006, we issued $300.0 million 6 5/8% senior subordinated notes due in March 2018, which were priced at 99.5. Proceeds from the sale of the notes were used to reduce a portion of the amount outstanding on our Revolving Facility.

We believe that cash flows from operations, available borrowings under the Revolving Facility and existing cash balances will be adequate to satisfy our anticipated uses of capital during 2006. However, we are continually evaluating our financing needs. If more attractive financing alternatives or expansion, development or acquisition opportunities become available to us, we may amend our financing plans assuming such financing would be permitted under our existing debt agreements (see "Description of Certain Indebtedness and Capital Stock") and other applicable agreements.

Off Balance Sheet Arrangements

As of December 31, 2005, we have certain off-balance sheet arrangements that affect our financial condition, liquidity and results of operations, which include interest rate swaps with a combined notional amount of $300.0 million (see "Description of Certain Indebtedness and Capital Stock—Interest Rate Swaps").

The following table summarizes our contractual obligations and commitments (amounts in thousands):

	Contractual obligations			
	Long-term debt (a)	*Operating leases (b)*	*Other long-term obligations (c)*	*Total contractual cash obligations*
PAYMENTS DUE BY YEAR				
2006	$ 123,885	$ 11,812	$ 83,790	$ 219,487
2007	124,372	9,968	66,893	201,233
2008	129,684	9,359	15,820	154,863
2009	124,133	9,245	3,475	136,853
2010	454,141	9,292	1,592	465,025
Thereafter	2,040,241	437,888	1,125	2,479,254
Total	$ 2,996,456	$ 487,564	$ 172,695	$ 3,656,715

(a) Includes interest related to interest rate swaps estimated based on the notional amount and net interest spread as of December 31, 2005. Interest related to the Revolving Facility is estimated based on the outstanding balance and interest rate as of December 31, 2005. See Note 9 to the Consolidated Financial Statements in this Annual Report.

(b) See Note 10 to the Consolidated Financial Statements in this Annual Report.

(c) Other long-term obligations are comprised of employment contracts, long-term stay-on agreements, slot conversion purchases, the purchase of land located in Reno, Nevada and the purchase of land related to Wild Wild West.

Future Development – Las Vegas

Red Rock

In April 2004, we commenced construction of Red Rock Casino Resort Spa ("Red Rock") located on Charleston Boulevard at the Interstate 215/Charleston interchange in the Summerlin master-planned community in Las Vegas, Nevada. Phase I of Red Rock is scheduled to open on April 18, 2006 and is expected to include over 400 hotel rooms, approximately 3,200 slot machines, 94,000 square feet of meeting and convention space, a 35,000-square-foot spa, eight full-service restaurants, a 16-screen movie theater complex, a night club and private pool club to be operated by Midnight Oil Company, both indoor and outdoor entertainment venues and parking for approximately 5,000 vehicles. The cost of phase I is expected to be approximately $760.0 million. Phase II which is expected to include an additional hotel tower containing over 400 hotel rooms, is currently under construction and is expected to be completed by the end of 2006. The total cost of both phases of Red Rock is expected to be approximately $925 million, of which approximately $634.4 million has been incurred as of December 31, 2005.

On July 27, 2005, we entered into a joint venture with Cloobeck Molasky Partners I, LLC ("Cloobeck Molasky") to develop a high-end residential project on approximately 5 acres located adjacent to the hotel at Red Rock. It is anticipated that the residential project is expected to contain approximately 400 luxury units. Pursuant to the terms of the operating agreement, we will own 80% of the joint venture and Cloobeck Molasky will own 20%. Subject to obtaining local approvals and market conditions, sales of the residential towers are expected to begin in 2006.

Santa Fe Station Expansion

In October 2005, we began a $130 million phase III master-planned expansion at Santa Fe Station which is expected to include a 2,900-space parking garage, a 500-seat buffet, 400 additional slot machines, remodeled and expanded race and sports book, a 15,000-square-foot meeting and banquet facility and a new center bar. The entire project will include approximately 125,000 square feet of additional space. Construction of this project is expected to be completed in phases beginning in the third quarter of 2006 through the fourth quarter of 2006. Approximately $11.1 million has been incurred on the expansion as of December 31, 2005.

Fiesta Henderson Expansion

In October 2005, we began a $70 million phase II master-planned expansion at Fiesta Henderson which is expected to include a 1,500-space parking garage, 350 additional slot machines, a remodeled and expanded race and sports book and a 12-screen movie theater complex. Construction of this project is expected to be completed in the third quarter of 2006 with the exception of the movie theater complex which is expected to be completed in the summer of 2007. Approximately $9.6 million has been incurred on the expansion as of December 31, 2005.

Green Valley Ranch Expansion

In October 2005, we began a $110 million phase III master-planned expansion at Green Valley Ranch which is expected to include 1,500-space parking garage, additional slot machines, a new race and sports book, a new poker room, a 500-seat entertainment lounge, 14,000 square feet of convention space and two new restaurants. Construction of this project is expected to be completed in phases from the fourth quarter of 2006 through early 2007. Approximately $21.1 million had been incurred on the expansion as of December 31, 2005.

Aliante Station

In December 2005, we entered into an agreement with the Greenspun Corporation to develop Aliante Station, a hotel and casino in the Aliante master-planned community located in North Las Vegas, Nevada. We will develop and manage the facility to be located on a gaming-entitled 40-acre site on the northeast corner of Interstate 215 and Aliante Parkway, which was contributed by the Greenspun Corporation for their 50% ownership in the joint venture. We will receive a management fee equal to 2% of the property's revenues and approximately 5% of EBITDA. The first phase of Aliante Station is expected to include 200 hotel rooms, approximately 2,000 slot machines, multiple full-service restaurants and a multi-screen movie theater complex. We expect to begin construction on Aliante Station in late 2006 or early 2007 with a cost of approximately $450 million. Pursuant to the terms of the agreement, in January 2006, we contributed a 54 acre site located on Losee Road in North Las Vegas, Nevada, as well as approximately $2.2 million, for our 50% ownership in the joint venture. As of December 31, 2005, the 54 acre site is included in land held for development on our consolidated balance sheets.

Future Development – Native American

The Federated Indians of Graton Rancheria

We have entered into Development and Management Agreements with the Federated Indians of Graton Rancheria (the "FIGR"), a federally recognized Native American tribe. Pursuant to those agreements, we will assist the FIGR in developing and operating a gaming and entertainment project to be located in Sonoma County, California. The FIGR selected us to assist them in designing, developing and financing the project and, upon opening we will manage the facility on behalf of the FIGR. The Management Agreement has a term of seven years from the opening of the facility and we will receive a management fee equal to 24% of the facility's net income. We will also receive a development fee equal to 2% of the cost of the project upon the opening of the facility.

In August 2003, we entered into an option to purchase 360 acres of land just west of the Rohnert Park city limits in Sonoma County, California. In August 2005, we purchased 180 acres of the optioned property and an additional 90 acres. The property purchased is approximately one-quarter mile from Highway 101 and approximately 43 miles from downtown San Francisco. In October 2003, the FIGR entered into a Memorandum of Understanding with the City of Rohnert Park. Development of the gaming and entertainment project is subject to certain governmental and regulatory approvals, including, but not limited to, negotiating a gaming compact with the State of California, the United States Department of the Interior ("DOI") accepting the land into trust on behalf of the FIGR and approval of the Management Agreement by the National Indian Gaming Commission ("NIGC"). Prior to obtaining third-party financing, we will contribute significant financial support to the project. As of December 31, 2005, we had advanced approximately $125.9 million toward the development of this project, primarily to complete the environmental impact study and secure real estate for the FIGR project, which is included on our consolidated balance sheets. Funds advanced by us are expected to be repaid from the proceeds of the project financing or from the FIGR's gaming revenues. In addition, we have agreed to pay approximately $11.3 million of payments upon achieving certain milestones, which will not be reimbursed. As of December 31, 2005, approximately $2.0 million of these payments had been made and were expensed in development expense as incurred. The timing of this type of project is difficult to predict and is dependent upon the receipt of the necessary governmental and regulatory approvals. There can be no assurances when or if these approvals will be obtained.

Gun Lake Tribe

On November 13, 2003, we agreed to purchase a 50% interest in MPM Enterprises, LLC, a Michigan limited liability company ("MPM"). Concurrently with our agreement to purchase that interest, MPM and the Match-E-Be-Nash-She-Wish Band of Pottawatomi Indians, a federally recognized Native American tribe commonly referred to as the Gun Lake Tribe ("Gun Lake"), entered into amended Development and Management Agreements, pursuant to which MPM will assist Gun Lake in developing and operating a gaming and entertainment project to be located in Allegan County, Michigan. We have agreed to pay $6.0 million for our 50% interest in MPM, which is payable upon achieving certain milestones and is not reimbursable. As of December 31, 2005, approximately $2.0 million of these payments had been made and were expensed in development expense as incurred. An additional $12.0 million in total may be paid by us in years six and seven of the amended Management Agreement, subject to certain contingencies. Under the terms of the amended Development Agreement, we have agreed to arrange financing for the ongoing development costs and construction of the project. As of December 31, 2005, we had advanced approximately $28.6 million toward the development of this project, primarily to complete the environmental assessment and secure real estate for the project, which is included on our consolidated balance sheets. Funds advanced by us are expected to be repaid from the proceeds of the project financing or from Gun Lake's gaming revenues. The amended Management Agreement has a term of seven years from the opening of the facility and provides for a management fee of 30% of the project's net income to be paid to MPM. Pursuant to the terms of the MPM Operating Agreement, our portion of the management fee is 50% of the first $24 million of management fees earned, 83% of the next $24 million of management fees and 93% of any management fees in excess of $48 million.

The proposed project will be located on approximately 145 acres on Highway 131 near 129th Avenue, approximately 25 miles north of Kalamazoo, Michigan. As currently contemplated, the project is expected to include up to 2,500 slot machines, 75 table games, a buffet and specialty restaurants. Construction of the project includes the conversion of an existing 192,000-square-foot building into the casino and entertainment facility. Development of the gaming and entertainment project and operation of Class III gaming is subject to certain governmental and regulatory approvals, including, but not limited to, the signing of a gaming compact by the Governor of the State of Michigan, the DOI accepting the land into trust on behalf of Gun Lake and approval of the Management Agreement by the NIGC. On February 27, 2004, the DOI issued a Finding Of No Significant Impact with respect to the proposed project. On May 13, 2005, the DOI published in the Federal Register a Notice of Final Agency Determination (the "Determination") to take certain land into trust for the benefit of Gun Lake. The publication commenced a thirty-day period in which interested parties could seek judicial review of the Determination. On June 13, 2005, Michigan Gambling Opposition filed a complaint (the "Complaint") in the United States District Court, District of Columbia, seeking declaratory and injunctive relief against the DOI and officials of the DOI. The Complaint seeks judicial review of the Determination. On July 27, 2005, Gun Lake filed a motion to intervene in that lawsuit. On September 1, 2005, the District Court granted Gun Lake's motion to intervene. On January 6, 2006, Gun Lake filed a motion for judgment on the pleadings or, in the alternative, for summary judgment. Also on January 6, 2006, the DOI filed a motion to dismiss or, in the alternative, for summary judgment. As with all litigation, no assurances can be provided as to the outcome of that lawsuit. Prior to obtaining third-party financing, we will contribute significant financial support to the project. The timing of this type of project is difficult to predict and is dependent upon the receipt of the necessary governmental and regulatory approvals. There can be no assurances when or if these approvals will be obtained.

Mechoopda Indian Tribe

We have entered into Development and Management Agreements with the Mechoopda Indian Tribe of Chico Rancheria, California (the MITCR"), a federally recognized Native American tribe. Pursuant to those agreements, we will assist the MITCR in developing and operating a gaming and entertainment facility to be located on approximately 650 acres in Butte County, California, at the intersection of State Route 149 and Highway 99, approximately 10 miles southeast of Chico, California and 80 miles north of Sacramento, California. Under the terms of the Development Agreement, we have agreed to arrange the financing for the ongoing development costs and construction of the facility. Funds advanced by us are expected to be repaid from the proceeds of the facility financing or from the MITCR's gaming revenues.
As of December 31, 2005, we had advanced approximately $6.9 million toward the development of this project, primarily to complete the environmental impact study and secure real estate for the project, which is included on our consolidated balance sheets. In addition, we have agreed to pay approximately $2.2 million of payments upon achieving certain milestones, which will not be reimbursed. As of December 31, 2005, $50,000 of these payments had been made and were expensed in development expense as incurred. The Management Agreement has a term of seven years from the opening of the facility and provides for a management fee of 24% of the facility's net income. As currently contemplated, the facility is expected to include approximately 700 slot machines, 12 table games and dining and entertainment amenities. Development of the facility is subject to certain governmental and regulatory approvals, including but not limited to, negotiating a gaming compact with the State of California, the DOI accepting land into trust on behalf of the MITCR and approval of the Management Agreement by the NIGC. Prior to obtaining third-party financing, we will contribute significant financial support to the project. The timing of this type of project is difficult to predict and is dependent upon the receipt of the necessary governmental and regulatory approvals. There can be no assurances when or if these approvals will be obtained.

North Fork Rancheria of Mono Indian Tribe

We have entered into Development and Management Agreements with the North Fork Rancheria of Mono Indians (the "Mono"), a federally recognized Native American tribe located near Fresno, California. Pursuant to those agreements, we will assist the Mono in developing and operating a gaming and entertainment facility to be located in Madera County, California. We have secured for the benefit of the Mono two parcels of land located on Highway 99 north of the city of Madera. Under the terms of the Development Agreement, we have agreed to arrange the financing for the ongoing development costs and construction of the facility. Funds advanced by us are expected to be repaid from the proceeds of the project financing or from the Mono's gaming revenues. As of December 31, 2005, we had advanced approximately $3.9 million toward the development of this project, primarily to complete the environmental impact study and secure real estate for the project, which is included on our consolidated balance sheets. In addition, we have agreed to pay approximately $1.3 million of payments upon achieving certain milestones, which will not be reimbursed. These payments will be expensed as incurred. As of December 31, 2005, none of these payments have been made. The Management Agreement has a term of seven years from the opening of the facility and provides for a management fee of 24% of the facility's net income. As currently contemplated, the facility is expected to include approximately 2,000 slot machines, 60 table games, dining, hotel and entertainment amenities. Development of the gaming and entertainment project is subject to certain governmental and regulatory approvals, including, but not limited to, negotiating a gaming compact with the State of California, the DOI accepting the land into trust on behalf of the Mono and approval of the Management Agreement by the NIGC. Prior to obtaining third-party financing, we will contribute significant financial support to the project. The timing of this type of project is difficult to predict and is dependent upon the receipt of the necessary governmental and regulatory approvals. There can be no assurances when or if these approvals will be obtained.

Land Acquisition

We have acquired certain parcels of land as part of future development activities. Our decision whether to proceed with any new gaming or development opportunity is dependent upon future economic and regulatory factors, the availability of financing and competitive and strategic considerations. As many of these considerations are beyond our control, no assurances can be made that we will be able to secure additional, acceptable financing in order to proceed with any particular project.

As of December 31, 2005, we had $252.4 million of land held for development that consists primarily of seven sites that are owned or leased, which comprise 264 acres in the Las Vegas valley, 188 acres in the Sacramento area near Thunder Valley and 104 acres in Reno, Nevada. The primary gaming-entitled land that we own in the Las Vegas valley consists of 67 acres located at the intersection of Durango Road and the Southern Beltway/Interstate 215 in the southwest area of Las Vegas, 49 acres also located in southwest Las Vegas at the intersection of Flamingo Road and Interstate 215, 60 acres located on the southern end of Las Vegas Boulevard at Cactus Avenue of which we lease and have an option to purchase 2.5 acres and 26 acres on Boulder Highway at the site formerly known as the Castaways Hotel Casino and Bowling Center (the "Castaways"). We also own 54 acres located on Losee Road in North Las Vegas, Nevada that was contributed to the joint venture which will develop Aliante Station in January 2006 (see "Aliante Station").

During 2004, we purchased the real property and improvements of the Castaways which had closed on January 26, 2004, shortly after its former owners filed for bankruptcy. We have demolished the existing structure and are currently evaluating potential uses of the property.

We have also acquired or are under contract to acquire approximately 67 acres of land on which Wild Wild West is located and the surrounding area of which, approximately 48 acres have been acquired as of December 31, 2005. In 2003, we exercised our option to purchase the 19 acre parcel of leased land on which Wild Wild West is located which was to occur in July 2005 at a purchase price of $36 million. In July 2005, we entered into an agreement to extend the date for the close of escrow to no later than January 2007 at a purchase price of approximately $36 million, provided that either party may accelerate the close of escrow to an earlier date upon 90 days' prior written notice to the other party. In addition, the agreement reduced the lease expense from $2.9 million to $1.6 million per year. No amounts related to this purchase option have been recorded on our consolidated balance sheets.

Regulation and Taxes

We are subject to extensive regulation by the Nevada gaming authorities and will be subject to regulation, which may or may not be similar to that in Nevada, by any other jurisdiction in which we may conduct gaming activities in the future, including the NIGC and tribal gaming agency of the UAIC.

The gaming industry represents a significant source of tax revenue, particularly to the State of Nevada and its counties and municipalities. From time to time, various state and federal legislators and officials have proposed changes in tax law, or in the administration of such law, affecting the gaming industry. The Nevada Legislature concluded their 2005 session and there were no increases in taxes affecting the gaming industry. The Nevada Legislature does not meet again until 2007.

We believe that our recorded tax balances are adequate. However, it is not possible to determine with certainty the likelihood of possible changes in tax law or in the administration of such law, regulations or compact provisions. Such changes, if adopted, could have a material adverse effect on our operating results. We recently settled and finalized the Internal Revenue Service audits up through and including the years ended December 31, 2002.

Description of Certain Indebtedness and Capital Stock

Revolving Facility

In December 2005, we increased our availability under our revolving credit facility (the "Revolving Facility") from $1.0 billion to $2.0 billion and extended the maturity by one year to December 2010. The Revolving Facility contains no principal amortization. The Borrowers are the major operating subsidiaries and the Revolving Facility is secured by substantially all of our assets. Borrowings under the Revolving Facility bear interest at a margin above the Alternate Base Rate or the Eurodollar Rate (each as defined in the Revolving Facility), as selected by us. The margin above such rates, and the fee on the unfunded portions of the Revolving Facility, will vary quarterly based on our combined consolidated ratio of debt to Adjusted EBITDA (as defined in the Revolving Facility). As of December 31, 2005, the Borrowers' margin above the Eurodollar Rate on borrowings under the Revolving Facility was 1.25%. The maximum margin for Eurodollar Rate borrowings is 1.75%. The maximum margin for Alternate Base Rate borrowings is 0.50%. As of December 31, 2005, the fee for the unfunded portion of the Revolving Facility was 0.30%.

The Revolving Facility contains certain financial and other covenants. These include a maximum funded debt to Adjusted EBITDA ratio for the Borrowers combined of 3.25 to 1.00 for each quarter until December 31, 2008 and 3.00 to 1.00 for the remaining term of the facility and a minimum fixed charge coverage ratio for the preceding four quarters for the Borrowers combined of 1.25 to 1.00 for each quarter. As of December 31, 2005, the Borrowers' funded debt to Adjusted EBITDA ratio was 0.89 to 1.00 and the fixed charge coverage ratio was 2.13 to 1.00. In addition, the Revolving Facility has financial and other covenants, which require that the maximum consolidated funded debt to Adjusted EBITDA ratio can be no more than 5.50 to 1.00 through December 31, 2006, which reduces to 5.25 to 1.00 on March 31, 2007 through December 31, 2007, to 5.00 to 1.00 on March 31, 2008 through December 31, 2008, to 4.75 to 1.00 on March 31, 2009 through December 31, 2009 and to 4.50 to 1.00 on March 31, 2010. Other covenants limit prepayments of indebtedness or rent (including subordinated debt other than re-financings meeting certain criteria), asset dispositions, dividends, indebtedness and investments. As of December 31, 2005, our consolidated funded debt to Adjusted EBITDA ratio was 4.13 to 1.00. We have pledged the stock of all of our major subsidiaries.

Senior and Senior Subordinated Notes

On March 13, 2006, we issued $300.0 million of 6 5/8% senior subordinated notes due in March 2018, which were priced at 99.5. Proceeds from the sale of the notes were used to reduce a portion of the amount outstanding on our Revolving Facility.

During 2005, we issued $350.0 million of additional 6 7/8% senior subordinated notes due in March 2016 which were add-ons to the $350.0 million of senior subordinated notes issued by us in February 2004. The proceeds were used to repay outstanding borrowings under the Revolving Facility, for capital expenditures related to our development projects and for general corporate purposes.

During 2005, we redeemed the remaining $16.9 million of outstanding 8 3/8% senior notes due 2008 and the remaining $17.4 million of outstanding 9 7/8% senior subordinated notes due 2010. As a result of these redemptions, we recorded a loss on early retirement of debt of approximately $1.3 million in the year ended December 31, 2005 to reflect the write-off of the unamortized loan costs, unamortized discount and call premium.

During the first quarter of 2004, we refinanced substantially all of our senior and senior subordinated notes. We issued $1.25 billion in new senior and senior subordinated notes which consisted of $450.0 million 6% senior notes due in April 2012, $450.0 million 6 1/2% senior subordinated notes due in February 2014 and $350.0 million 6 7/8% senior subordinated notes due in March 2016. The proceeds from these offerings were used to redeem or repurchase the $199.9 million 8 7/8% senior subordinated notes due in December 2008, to repurchase $357.6 million of the 9 7/8% senior subordinated notes due in July 2010, to repurchase $383.1 million of the 8 3/8% senior notes due in February 2008 and to reduce amounts outstanding under the Revolving Facility. As a result of these redemptions, we recorded a loss on early retirement of debt of approximately $93.3 million in the year ended December 31, 2004 to reflect the write-off of the unamortized loan costs, unamortized discount, call premium, tender fee and consent payments which were partially offset by the fair value of the interest rate swaps that were tied directly to the redeemed senior and senior subordinated notes.

The indentures (the "Indentures") governing our senior subordinated notes (the "Notes") contain certain customary financial and other covenants, which limit our and our subsidiaries' ability to incur additional debt. At December 31, 2005, our Consolidated Coverage Ratio (as defined in the Indentures) was 4.35 to 1.00. The Indentures provide that we may not incur additional indebtedness, other than specified types of indebtedness, unless the Consolidated Coverage Ratio is at least 2.00 to 1.00. In the event our Consolidated Coverage Ratio is below 2.00 to 1.00, the covenant limits our ability to incur additional indebtedness for borrowings under the Revolving Facility not to exceed the greater of $200 million or 1.5 times Operating Cash Flow (as defined in the Indentures) for the four most recent quarters, plus $15 million. The Indentures also give the holders of the Notes the right to require us to purchase the Notes at 101% of the principal amount of the Notes plus accrued interest thereon upon a Change of Control and Rating Decline (each as defined in the Indentures) of the Company. In addition, the indenture governing the senior notes contains a limitation on liens we can incur.

Interest Rate Swaps

We have entered into various interest rate swaps with members of our bank group to manage interest expense. As of December 31, 2005, we have interest rate swaps with a combined notional amount of $300.0 million. We have entered into a fair value hedge interest rate swap with a notional amount of $50.0 million tied directly to our 6% senior notes converting a portion of our fixed-rate debt to a floating-rate based upon three-month LIBOR rates, terminating in April 2012. This interest rate swap qualifies for the "shortcut" method allowed under SFAS No.

133, "Accounting for Derivative Instruments and Hedging Activities" (and as amended by SFAS No. 138 and 149), which allows for an assumption of no ineffectiveness. As such, there is no income statement impact from changes in the fair value of the hedging instrument. Instead, the fair value of the instrument is recorded as an asset or liability on our balance sheet with an offsetting adjustment to the carrying value of the related debt. In accordance with SFAS No. 133, we recorded a liability of $2.1 million and $2.2 million as of December 31, 2005 and 2004, respectively, representing the fair value of the interest rate swaps and a corresponding decrease in long-term debt, as these interest rate swaps are considered highly effective under the criteria established by SFAS No. 133. We paid a weighted average rate based on LIBOR, which approximated 5.73% at December 31, 2005, and received a fixed rate of 6.00%.

In December 2005, we entered into an interest rate swap with a notional amount of $250.0 million tied directly to our Revolving Facility and converts a portion of our floating-rate debt to a fixed-rate based on three-month LIBOR rates, terminating in December 2010. We will pay a rate of 4.92% and receive three-month LIBOR. The interest rate swap is designated and qualifies as a cash flow hedge resulting in the effective portion of the gain or loss reported as a component of other comprehensive income (loss). For the year ended December 31, 2005, we recorded other comprehensive loss of $0.8 million related to the change in market value of this interest rate swap.

The difference between amounts received and paid under such agreements, as well any costs or fees, is recorded as a reduction of, or an addition to, interest expense as incurred over the life of the swap. The net effect of the interest rate swaps resulted in a reduction in interest expense of $2.1 million, $7.3 million and $3.6 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Green Valley Ranch Financing

Green Valley Ranch is owned by a 50/50 joint venture between us and GCR Gaming. In December 2004, Green Valley Ranch entered into a new $250 million Second Amended and Restated Loan Agreement (the "Green Valley Facility"), which refinanced the existing $250 million revolving credit facility and term loan. The Green Valley Facility extends the maturity of the revolving portion to December 2009 and the term loan portion to December 2011. The outstanding balance of the Green Valley Ranch revolving credit facility as of December 31, 2005, was approximately $210.5 million.

Common Stock

We are authorized to issue up to 135 million shares of our common stock, $0.01 par value per share, 79,047,602 shares of which were issued and 10,521,414 shares of which were held in treasury as of December 31, 2005. Each holder of our common stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Holders of our common stock have no cumulative voting, conversion, redemption or preemptive rights or other rights to subscribe for additional shares other than pursuant to the Rights Plan described below. Subject to any preferences that may be granted to the holders of our preferred stock, each holder of common stock is entitled to receive ratably, such dividends as may be declared by our Board of Directors out of funds legally available therefore, as well as any distributions to the stockholders and, in the event of liquidation, dissolution or winding up of the Company, is entitled to share ratably in all of our assets that remain after payment of liabilities.

On March 3, 2006, we paid a quarterly cash dividend of $0.25 per share to shareholders of record on February 10, 2006. During the year ended December 31, 2005, we paid a quarterly cash dividend of $0.21 per share to shareholders of record on February 11, 2005 and May 13, 2005 and $0.25 per share to shareholders of record on August 12, 2005 and November 11, 2005. The total amount paid in dividends for 2005 was $62.6 million.

During the year ended December 31, 2004, we paid a quarterly cash dividend of $0.125 per share to shareholders of record on February 12, 2004, $0.175 per share to shareholders of record on May 14, 2004 and August 13, 2004 and $0.21 per share to shareholders of record on November 12, 2004. The total amount paid in dividends for 2004 was $44.3 million.

Preferred Stock

We are authorized to issue up to 5 million shares of our preferred stock, $0.01 par value per share of which none were issued. The Board of Directors, without further action by the holders of our common stock, may issue shares of preferred stock in one or more series and may fix or alter the rights, preferences, privileges and restrictions, including the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation rates, liquidation preferences, conversion rights and the description and number of shares constituting any wholly unissued series of preferred stock. Except as described above, our Board of Directors, without further stockholder approval, may issue shares of preferred stock with rights that could adversely affect the rights of the holders of our common stock. The issuance of shares of preferred stock under certain circumstances could have the effect of delaying or preventing a change of control of the Company or other corporate action.

Treasury Stock

During the year ended December 31, 2005, we repurchased approximately 336,000 shares of our common stock for approximately $21.4 million. As of December 31, 2005, we had acquired approximately 10.5 million shares at a cost of approximately $159.1 million and we are authorized to repurchase approximately 10.1 million additional shares of our common stock.

During January and February 2006, we have repurchased approximately 3.2 million shares of our common stock for approximately $216.2 million.

Rights Plan

On October 6, 1997, we declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock. The dividend was paid on October 21, 1997. Each Right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Preferred Stock, par value $0.01 per share ("Preferred Shares") at a price of $40.00 per one one-hundredth of a Preferred Share, subject to adjustment. The Rights are not exercisable until the earlier of 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of our outstanding common stock ("Acquiring Person") or 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our outstanding common stock.

The Rights will expire on October 21, 2007. Acquiring Persons do not have the same rights to receive common stock as other holders upon exercise of the Rights. Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one common share. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, the proper provisions will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter become void), will thereafter have the right to receive upon exercise that number of shares of common stock having a market value of two times the exercise price of the Right. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise thereof, that number of shares of common stock of the acquiring company, which at the time of such transaction will have a market value of two times the exercise price of the Right. Because of the characteristics of the Rights in connection with a person or group of affiliated or associated persons becoming an Acquiring Person, the Rights may have the effect of making an acquisition of the Company more difficult and may discourage such an acquisition.

Critical Accounting Policies

Significant Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. Certain of our accounting policies, including the determination of slot club program liability, the estimated useful lives assigned to our assets, asset impairment, insurance reserves, purchase price allocations made in connection with our acquisitions and the calculation of our income tax liabilities, require that we apply significant judgment in defining the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. Our judgments are based on our historical experience, terms of existing contracts, observance of trends in the gaming industry and information available from other outside sources. There can be no assurance that actual results will not differ from our estimates. To provide an understanding of the methodology we apply, our significant accounting policies and basis of presentation are discussed below, as well as where appropriate in this discussion and analysis and in the notes to our consolidated financial statements.

Slot Club Programs

Our Boarding Pass and Amigo Club player rewards programs (the "Programs") allow customers to redeem points earned from their gaming activity at all Station and Fiesta properties for complimentary food, beverage, rooms, entertainment and merchandise. At the time redeemed, the retail value of complementaries under the Programs are recorded as revenue with a corresponding offsetting amount included in promotional allowances. The cost associated with complimentary food, beverage, rooms, entertainment and merchandise redeemed under the Programs is recorded in casino costs and expenses. We also record a liability for the estimated cost of the outstanding points under the Programs that we believe will ultimately be redeemed.

Self-Insurance Reserves

We are self insured up to certain stop loss amounts for workers' compensation and general liability costs. We are also self insured for major medical claims. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accruals of estimates for claims incurred but not reported. In estimating these accruals, we consider historical loss experience and make judgments about the expected levels of costs per claim. We believe our estimates of future liability are reasonable based upon our methodology; however, changes in health care costs, accident frequency and severity and other factors could materially affect the estimate for these liabilities.

Interest Rate Swaps

From time to time we enter into interest rate swaps in order to manage interest rate risks associated with our current and future borrowings. We have adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (and as amended by SFAS No. 138 and 149) to account for our interest rate swaps. The pronouncements require us to recognize our interest rate swaps as either assets or liabilities in the balance sheets at fair value. The accounting for changes in fair value (i.e. gains or losses) of the interest rate swap agreements depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.
The difference between amounts received and paid under such agreements as well as any costs or fees, is recorded as a reduction of, or an addition to, interest expense as incurred over the life of the swap.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and the ineffective portion, if any, is recorded in the Statement of Operations.

Derivative instruments that are designated as a fair value hedge and qualify for the "shortcut" method under SFAS 133 (and as amended by SFAS No. 138 and 149) allows for an assumption of no ineffectiveness. As such there is no income statement impact from the changes in the fair value of the hedging instrument. Instead, the fair value of the instrument is recorded as an asset or liability on our balance sheet with an offsetting adjustment to the carrying value of the related debt.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the terms of the capitalized lease, whichever is less. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred.

We evaluate our property and equipment and other long-lived assets for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". For assets to be disposed of, we recognize the asset to be sold at the lower of carrying value or fair market value less costs of disposal. Fair market value for assets to be disposed of is generally estimated based on comparable asset sales, solicited offers or a discounted cash flow model. For assets to be held and used, we review fixed assets for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated.

If the undiscounted cash flows do not exceed the carrying value, then impairment is measured based on fair value compared to carrying value, with fair value typically based on a discounted cash flow model. Our consolidated financial statements reflect all adjustments required by SFAS No. 144 as of December 31, 2005.

Goodwill and Other Intangibles

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", we test for impairment of goodwill annually using the Income Approach, which focuses on the income-producing capability of the respective property. The underlying premise of this approach is that the value of an asset can be measured by the present worth of the net economic benefit (cash receipts less cash outlays) to be received over the life of the subject asset. The steps followed in applying this approach include estimating the expected after-tax cash flows attributable to the respective property and converting these after-tax cash flows to present value through discounting. The discounting process uses a rate of return, which accounts for both the time value of money and investment risk factors. The present value of the after-tax cash flows is then totaled to arrive at an indication of the fair value of the goodwill. If the fair value of the goodwill exceeds the carrying value, then impairment is measured based on the difference between the calculated fair value and the carrying value. Our consolidated financial statements reflect all adjustments required by SFAS No. 142 as of December 31, 2005.

Income Taxes

We are subject to income taxes in the United States of America and file a consolidated federal income tax return. We account for income taxes according to SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carry forwards and certain temporary differences. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be recognized.

Our income tax returns are subject to examination by the Internal Revenue Service and other tax authorities. We regularly assess the potential outcomes of these examinations in determining the adequacy of our provision for income taxes and our income tax liabilities. Inherent in our determination of any necessary reserves are assumptions based on past experiences and judgments about potential actions by taxing authorities. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. We believe that we have adequately provided for any reasonable and foreseeable outcome related to uncertain tax matters.

Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, "Share-Based Payment", which requires that the compensation cost relating to share-based payment transactions be recognized in financial statements based on alternative fair value models. The share-based compensation cost will be measured based on fair value models of the equity or liability instruments issued. We currently disclose pro forma compensation expense quarterly and annually by calculating the stock option grants' fair value using the Black-Scholes model and disclosing the impact on net income and earnings per share in a note to the consolidated financial statements. Upon adoption, pro forma disclosure will no longer be an alternative. SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While we cannot estimate what those amounts will be in the future, the amount of operating cash flows recognized for such deductions were $31.8 million, $62.6 million and $25.6 million in 2005, 2004 and 2003, respectively. We will begin to apply SFAS No. 123R using the modified prospective method as of the interim reporting period ending March 31, 2006 as provided by the Securities Exchange Commission announcement on April 14, 2005 which amended the effective date. Based on stock options outstanding as of December 31, 2005, we estimate approximately $2.3 million in expense to be recorded during 2006, $0.3 million in 2007 and virtually zero thereafter.

In June 2005, the FASB ratified Emerging Issues Task Force ("EITF") 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights." Under EITF 04-5, the general partners in a limited partnership or similar entity are presumed to control that limited partnership regardless of the extent of the general partners' ownership interest in the limited partnership. A general partner should assess the limited partners' rights and their impact on the presumption of control. If the limited partners have either (a) the substantive ability to dissolve the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights, the general partners do not control the limited partnership. For general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreement is modified, EITF 04-5 is effective June 29, 2005. For general partners in all other limited partnerships, EITF 04-5 is effective for the first reporting period in fiscal years beginning after December 15, 2005, and allows either of two transition methods. The Company does not believe that EITF 04-5 will have a significant impact on its results of operations or financial position.

Quantitative And Qualitative Disclosures About Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. Our primary exposure to market risk is interest rate risk associated with our long-term debt. We attempt to limit our exposure to interest rate risk by managing the mix of our long-term fixed-rate borrowings and short-term borrowings under the Revolving Facility. Borrowings under the Revolving Facility bear interest at a margin above the Alternate Base Rate or the Eurodollar Rate (each as defined in the Revolving Facility) as selected by us. However, the amount of outstanding borrowings is expected to fluctuate and may be reduced from time to time. The Revolving Facility matures in December 2010.

The following table provides information about our long-term debt at December 31, 2005 (see also "Description of Certain Indebtedness and Capital Stock") (amounts in thousands):

	Maturity date	*Face amount*	*Carrying value*	*Estimated fair value*
Revolving Facility at a weighted average interest rate of approximately 5.78%	December 2010	$ 2,000,000	$ 330,000	$ 330,000
6 1/2% senior subordinated notes	February 2014	450,000	450,000	455,063
6% senior notes	April 2012	450,000	448,542	450,563
6 7/8% senior subordinated notes	March 2016	700,000	708,003	714,875
Other debt weighted-average interest of 6.4%	2007-2026	9,325	9,244	9,244
Market value of interest rate swaps	2010-2012	(1,461)	(1,461)	(1,461)
Total		$ 3,607,864	$ 1,944,328	$ 1,958,284

We are also exposed to market risk in the form of fluctuations in interest rates and their potential impact upon our debt. This market risk is managed by utilizing derivative financial instruments in accordance with established policies and procedures. We evaluate our exposure to market risk by monitoring interest rates in the marketplace, and do not utilize derivative financial instruments for trading purposes. Our derivative financial instruments consist exclusively of interest rate swap agreements. Interest differentials resulting from these agreements are recorded on an accrual basis as an adjustment to interest expense. Interest rate swaps related to debt are matched with specific debt obligations.

The following table provides information about our financial instruments that are sensitive to changes in interest rates (amounts in thousands):

	During the year ending December 31,						
	2006	2007	2008	2009	2010	*Thereafter*	*Total*
LONG-TERM DEBT *(including current portion):*							
Fixed rate	$ —	$ —	$ 5,334	$ —	$ —	$ 1,606,546	$1,611,880
Average interest rate	—	—	6.00%	—	—	6.47%	6.52%
Variable rate	$ 108	$ 351	$ 329	$ 111	$ 330,120	$ 2,890	$ 333,909
Average interest rate	7.09%	7.09%	7.09%	7.09%	5.78%	7.09%	5.80%
INTEREST RATE SWAPS:							
Notional amount	$ —	$ —	$ —	$ —	$ 250,000	$ 50,000	$ 300,000
Average payable rate	—	—	—	—	4.92%	5.73%	5.06%
Average receivable rate	—	—	—	—	4.53%	6.00%	4.77%

Consolidated Balance Sheets

(amounts in thousands, except share data)

	December 31, 2005	December 31, 2004
Assets		
CURRENT ASSETS:		
Cash and cash equivalents	$ 85,552	$ 68,417
Receivables, net	19,604	21,452
Inventories	6,370	5,459
Prepaid gaming tax	17,942	16,432
Prepaid expenses	9,743	7,761
TOTAL CURRENT ASSETS	139,211	119,521
Property and equipment, net	1,990,584	1,367,957
Goodwill and other intangibles, net	154,498	155,775
Land held for development	252,444	167,729
Investments in joint ventures	129,191	106,598
Advances to tribes	165,244	49,877
Other assets, net	97,871	78,127
Total assets	$ 2,929,043	$ 2,045,584
Liabilities And Stockholders' Equity		
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 108	$ 16,917
Accounts payable	12,611	10,351
Construction contracts payable	83,151	36,298
Accrued expenses and other current liabilities	132,895	112,450
TOTAL CURRENT LIABILITIES	228,765	176,016
Long-term debt, less current portion	1,944,220	1,321,296
Deferred income tax, net	79,015	20,094
Other long-term liabilities, net	46,229	39,257
TOTAL LIABILITIES	2,298,229	1,556,663
Commitments And Contingencies		
STOCKHOLDERS' EQUITY:		
Common stock, par value $0.01; authorized 135,000,000 shares; 79,047,602 and 77,298,227 shares issued	578	561
Treasury stock, 10,521,414 and 10,185,343 shares, at cost	(159,128)	(137,714)
Additional paid-in capital	627,352	567,939
Deferred compensation - restricted stock	(73,599)	(77,598)
Accumulated other comprehensive income (loss)	24	(611)
Retained earnings	235,587	136,344
TOTAL STOCKHOLDERS' EQUITY	630,814	488,921
Total liabilities and stockholders' equity	$ 2,929,043	$ 2,045,584

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements Of Operations

(amounts in thousands, except per share data)

	For the years ended December 31,		
	2005	2004	2003
Operating revenues:			
Casino	$ 825,995	$ 730,584	$ 648,664
Food and beverage	146,774	140,332	133,676
Room	61,238	57,057	50,460
Other	52,550	42,008	45,943
Management fees	95,144	84,618	46,711
Gross revenues	1,181,701	1,054,599	925,454
Promotional allowances	(72,868)	(67,857)	(67,365)
Net revenues	1,108,833	986,742	858,089
Operating costs and expenses:			
Casino	286,503	273,816	265,203
Food and beverage	102,970	100,548	87,783
Room	21,094	21,053	19,580
Other	17,799	16,820	15,452
Selling, general and administrative	181,670	172,923	161,643
Corporate	57,619	47,189	33,039
Development	8,747	10,683	4,306
Depreciation and amortization	101,356	85,807	73,144
Preopening	6,560	848	—
Lease terminations	14,654	—	—
Impairment loss	—	—	18,868
Litigation settlement	—	—	38,000
	798,972	729,687	717,018
Operating income	309,861	257,055	141,071
Earnings from joint ventures	38,885	26,524	20,604
Operating income and earnings from joint ventures	348,746	283,579	161,675
Other income (expense):			
Interest expense	(80,469)	(76,921)	(92,940)
Interest and other expense from joint ventures	(6,947)	(4,485)	(7,233)
Interest income	91	122	4,873
Loss on early retirement of debt	(1,278)	(93,265)	—
Other	(3,916)	(3,801)	1,802
	(92,519)	(178,350)	(93,498)
Income before income taxes	256,227	105,229	68,177
Income tax provision	(94,341)	(38,879)	(23,834)
Net income	$ 161,886	$ 66,350	$ 44,343
Earnings per common share:			
Basic	$ 2.46	$ 1.03	$ 0.76
Diluted	$ 2.40	$ 1.00	$ 0.72
Weighted average common shares outstanding:			
Basic	65,707	64,362	58,371
Diluted	67,588	66,264	61,850
Dividends paid per common share	$ 0.92	$ 0.69	$ 0.25

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements Of Stockholders' Equity

(amounts in thousands)

	Common stock	Treasury stock	Additional paid-in capital	Deferred compensation-restricted stock	Accumulated other comprehensive income (loss)	Retained earnings	Total stockholders' equity
BALANCES, DECEMBER 31, 2002	$ 454	$ (109,462)	$ 316,714	$ (20,232)	$ (1,695)	$ 84,899	$ 270,678
Exercise of stock options	39	—	58,724	—	—	—	58,763
Issuance of restricted stock	4	—	11,468	(11,472)	—	—	—
Amortization of deferred compensation	—	—	—	3,201	—	—	3,201
Purchase of treasury stock, at cost (1,391 shares)	—	(25,072)	—	—	—	—	(25,072)
Interest rate swap market value adjustment	—	—	—	—	361	—	361
Dividends paid	—	—	—	—	—	(14,902)	(14,902)
Other	—	—	1,067	1,500	—	—	2,567
Net income	—	—	—	—	—	44,343	44,343
BALANCES, DECEMBER 31, 2003	497	(134,534)	387,973	(27,003)	(1,334)	114,340	339,939
Exercise of stock options	52	—	117,584	—	—	—	117,636
Issuance of restricted stock, net	12	—	61,759	(61,771)	—	—	—
Amortization of deferred compensation	—	—	—	9,676	—	—	9,676
Purchase of treasury stock, at cost (64 shares)	—	(3,180)	—	—	—	—	(3,180)
Interest rate swap market value adjustment	—	—	—	—	723	—	723
Dividends paid	—	—	—	—	—	(44,346)	(44,346)
Other	—	—	623	1,500	—	—	2,123
Net income	—	—	—	—	—	66,350	66,350
BALANCES, DECEMBER 31, 2004	561	(137,714)	567,939	(77,598)	(611)	136,344	488,921
Exercise of stock options	16	—	50,744	—	—	—	50,760
Issuance of restricted stock, net	1	—	8,669	(8,670)	—	—	—
Amortization of deferred compensation	—	—	—	12,669	—	—	12,669
Purchase of treasury stock, at cost (336 shares)	—	(21,414)	—	—	—	—	(21,414)
Interest rate swap market value adjustment	—	—	—	—	635	—	635
Dividends paid	—	—	—	—	—	(62,643)	(62,643)
Net income	—	—	—	—	—	161,886	161,886
BALANCES, DECEMBER 31, 2005	$ 578	$ (159,128)	$ 627,352	$ (73,599)	$ 24	$ 235,587	$ 630,814

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements Of Cash Flows

(amounts in thousands)

	For the years ended December 31,		
	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:			
NET INCOME	$ 161,886	$ 66,350	$ 44,343
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	101,356	85,807	73,144
Tax benefit from exercise of stock options	31,803	62,643	25,620
Impairment loss	–	–	18,868
Earnings from joint ventures, net	(31,938)	(22,039)	(13,371)
Distributions of earnings from joint ventures	13,130	920	1,324
Amortization of debt discount and issuance costs	3,262	2,945	3,156
Loss on early retirement of debt	1,278	93,265	–
Changes in assets and liabilities:			
Receivables, net	1,848	6,772	(8,291)
Inventories and prepaid expenses	(4,419)	(2,468)	(3,264)
Deferred income tax	59,481	(28,174)	(449)
Accounts payable	2,260	(10,087)	11,904
Accrued expenses and other current liabilities	19,885	(9,619)	41,713
Other, net	18,322	16,221	3,078
TOTAL ADJUSTMENTS	216,268	196,166	153,432
NET CASH PROVIDED BY OPERATING ACTIVITIES	378,154	262,516	197,775
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(830,805)	(382,035)	(198,772)
Note receivable	–	–	34,487
Proceeds from sale of land, property and equipment	22,143	28,090	6,670
Investments in joint ventures, net	(2,558)	1,482	3,334
Construction contracts payable	46,853	36,298	–
Advances to tribes	(111,900)	(22,243)	(21,552)
Other, net	(10,323)	374	(9,808)
NET CASH USED IN INVESTING ACTIVITIES	(886,590)	(338,034)	(185,641)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Borrowings (payments) under bank facility with maturity dates less than three months, net	278,500	(75,500)	74,800
Borrowings under bank facility, maturity dates greater than three months	–	–	310,000
Payments under bank facility, maturity dates greater than three months	–	(50,000)	(385,000)
Principal payments on notes payable, net	(283)	(22)	(122)
Purchase of treasury stock	(21,414)	(3,180)	(25,072)
Exercise of stock options	18,957	54,993	33,143
Redemption of senior and senior subordinated notes	(34,272)	(1,028,815)	–
Proceeds from the issuance of senior and senior subordinated notes	358,250	1,248,214	–
Payment of dividends	(62,643)	(44,346)	(14,902)
Debt issuance costs	(11,381)	(19,429)	(792)
Other, net	(143)	(252)	(1,256)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	525,571	81,663	(9,201)
CASH AND CASH EQUIVALENTS:			
Increase in cash and cash equivalents	17,135	6,145	2,933
Balance, beginning of year	68,417	62,272	59,339
Balance, end of year	$ 85,552	$ 68,417	$ 62,272
SUPPLEMENTAL CASH FLOW DISCLOSURES:			
Cash paid for interest, net of $22,287, $6,968 and $3,496 capitalized	$ 75,424	$ 62,832	$ 91,629
Cash paid (received) for income taxes, net	$ 3,036	$ (2,558)	$ 1,329
SUPPLEMENTAL DISCLOSURE OF NON-CASH ITEMS:			
Investment in MPM	$ 3,467	$ –	$ 6,082

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies and Basis of Presentation

Basis of Presentation and Organization

Station Casinos, Inc. (the "Company"), a Nevada corporation, is a gaming and entertainment company that currently owns and operates eight major hotel/casino properties (one of which is 50% owned) under the Station and Fiesta brand names and six smaller casino properties (two of which are 50% owned), in the Las Vegas metropolitan area, as well as manages a casino for a Native American tribe. The Company is currently developing a ninth major hotel/casino property known as Red Rock Casino Resort Spa ("Red Rock") which is scheduled to open on April 18, 2006. (see "Las Vegas Development – Red Rock"). The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and MPM Enterprises, LLC (which is 50% owned by the Company and required to be consolidated). Investments in all other 50% or less owned affiliated companies are accounted for under the equity method. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions for items such as slot club program liability, self-insurance reserves, bad debt reserves, estimated useful lives assigned to fixed assets, asset impairment, purchase price allocations made in connection with acquisitions and the calculation of the income tax liabilities, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand at the Company's properties, as well as investments purchased with an original maturity of 90 days or less.

Inventories
Inventories are stated at the lower of cost or market; cost being determined on a weighted-average basis.

Property and Equipment
Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the terms of the capitalized lease, whichever is less. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred.

The Company evaluates its property and equipment and other long-lived assets for impairment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." For assets to be disposed of, the Company recognizes the asset to be sold at the lower of carrying value or fair market value less costs of disposal. Fair market value for assets to be disposed of is generally estimated based on comparable asset sales, solicited offers or a discounted cash flow model. For assets to be held and used, the Company reviews fixed assets for impairment whenever indicators of impairment exist. If an indicator of impairment exists, the Company compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment is measured based on fair value compared to carrying value, with fair value typically based on a discounted cash flow model. The consolidated financial statements reflect all adjustments required by SFAS No. 144 as of December 31, 2005.

Capitalization of Interest
The Company capitalizes interest costs associated with debt incurred in connection with major construction projects. Interest capitalization ceases once the project is substantially complete or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with such construction projects, the Company capitalizes interest on amounts expended on the project at the Company's weighted average cost of borrowings. Interest capitalized was approximately $22.3 million, $7.0 million and $3.5 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Goodwill and Other Intangibles
The Company has recorded goodwill as the results of various acquisitions over the years and in accordance with SFAS No. 142, the Company tests for impairment of goodwill during the fourth quarter of each fiscal year. During 2003, the Company recorded an impairment loss of $17.5 million at Fiesta Rancho as a result of reduced growth assumptions. During 2004 and 2005, the Company determined there was no impairment.

Also, in connection with the acquisition of Fiesta Rancho, the Company acquired the customer list which was valued at $5.0 million at the time of the purchase and was amortized over five years. As of December 31, 2005, the customer list has been fully amortized.

Debt Issuance Costs
Debt issuance costs incurred in connection with the issuance of long-term debt are capitalized and amortized to interest expense over the expected terms of the related debt agreements and are included in other assets on the Company's consolidated balance sheets.

Preopening
Preopening expenses have been expensed as incurred. The construction phase of a project typically covers a period of 12 to 24 months. The majority of preopening costs are incurred in the three months prior to opening. During the years ended December 31, 2005 and 2004, the Company incurred preopening expenses of $6.6 million and $0.8 million, respectively, primarily related to the development of Red Rock (see Note 10).

Interest Rate Swaps

From time to time the Company enters into interest rate swaps in order to manage interest rate risks associated with current and future borrowings. As such, the Company has adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (and as amended by SFAS No. 138 and 149) to account for interest rate swaps. The pronouncements require the Company to recognize the interest rate swaps as either assets or liabilities in the balance sheets at fair value. The accounting for changes in fair value (i.e. gains or losses) of the interest rate swap agreements depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. The difference between amounts received and paid under such agreements, as well as any costs or fees, is recorded as a reduction of, or an addition to, interest expense as incurred over the life of the swap.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and the ineffective portion, if any, is recorded in the Statement of Operations.

Derivative instruments that are designated as fair value hedges and qualify for the "shortcut" method under SFAS 133 (and as amended by SFAS No. 138 and 149) allow for an assumption of no ineffectiveness. As such there is no income statement impact from the changes in the fair value of the hedging instrument. Instead, the fair value of the instrument is recorded as an asset or liability on our balance sheet with an offsetting adjustment to the carrying value of the related debt (see Note 9).

Revenues and Promotional Allowances

The Company recognizes as casino revenues the net win from gaming activities, which is the difference between gaming wins and losses. All other revenues are recognized as the service is provided. Revenues include the retail value of food, beverage, rooms, entertainment and merchandise provided on a complimentary basis to customers. Such amounts are then deducted from revenues as promotional allowances on the Company's consolidated statements of operations. The estimated departmental costs of providing such promotional allowances are included in casino costs and expenses and consist of the following (amounts in thousands):

	For the years ended December 31,		
	2005	2004	2003
Food and beverage	$ 62,424	$ 59,391	$ 57,985
Room	3,786	3,489	3,119
Other	3,414	2,891	3,057
Total	$ 69,624	$ 65,771	$ 64,161

The Company's Boarding Pass and Amigo Club player rewards programs (the "Programs") allow customers to redeem points earned from their gaming activity at all Station and Fiesta properties for complimentary food, beverage, rooms, entertainment and merchandise. At the time redeemed, the retail value of complementaries under the Programs are recorded as revenue with a corresponding offsetting amount included in promotional allowances. The cost associated with complimentary food, beverage, rooms, entertainment and merchandise redeemed under the Programs is recorded in casino costs and expenses. The Company also records a liability for the estimated cost of the outstanding points under the Programs.

Related Party Transactions

The Company has entered into various related party transactions, which consist primarily of lease payments related to ground leases at Boulder Station and Texas Station and the purchase of certain assets. The expenses related to these related party ground lease transactions were approximately $5.9 million, $5.7 million and $5.4 million for the years ended December 31, 2005, 2004 and 2003, respectively. In February 2005, the Company purchased approximately 96 acres of gaming-entitled property in Reno, Nevada for $15.1 million from Blake L. Sartini, the brother-in-law of Frank J. Fertitta III, Chief Executive Officer, and Lorenzo J. Fertitta, President. In addition, on January 27, 2003, the Company purchased substantially all of the assets of Wildfire for $8.0 million from Bauchman Gaming Ventures, LLC, a company owned by two brothers-in-law of Scott M Nielson, the Company's Executive Vice President and Chief Development Officer.

Earnings Applicable to Common Stock

In accordance with the provisions of SFAS No. 128, "Earnings Per Share", basic EPS is computed by dividing net income applicable to common stock by the weighted average common shares outstanding, excluding unvested restricted stock, during the period. Diluted EPS reflects the additional dilution for all potentially dilutive securities such as stock options and unvested restricted stock.

The weighted average number of common shares used in the calculation of basic and diluted earnings per share consisted of the following (amounts in thousands):

	For the years ended December 31,		
	2005	2004	2003
Weighted average common shares outstanding (used in calculation of basic earnings per share)	65,707	64,362	58,371
Potential dilution from the assumed exercise of stock options and unvested restricted stock	1,881	1,902	3,479
Weighted average common and common equivalent shares outstanding (used in calculation of diluted earnings per share)	67,588	66,264	61,850

At December 31, 2003 there were 28,000 antidilutive stock options.

Stock-Based Employee Compensation

The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock-based employee compensation programs. Accordingly, compensation expense recognized was different than what would have been otherwise recognized under the fair value based method defined in SFAS No. 123, "Accounting for Stock Based Compensation". Had compensation expense for the plans been determined in accordance with SFAS No. 123, the effect on the Company's net income and basic and diluted earnings per common share would have been as follows (amounts in thousands, except per share data):

	For the years ended December 31,		
	2005	2004	2003
NET INCOME:			
As reported	$ 161,886	$ 66,350	$ 44,343
Stock-based compensation expense reported in net income	—	404	694
Stock-based compensation expense under fair value method	(2,646)	(6,029)	(8,175)
Pro forma net income	$ 159,240	$ 60,725	$ 36,862
EARNINGS PER COMMON SHARE:			
Basic—as reported	$ 2.46	$ 1.03	$ 0.76
Basic—pro forma	2.42	0.94	0.63
Diluted—as reported	$ 2.40	$ 1.00	$ 0.72
Diluted—pro forma	2.36	0.92	0.60

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing method with the following assumptions:

	For the years ended December 31,		
	2005 (a)	2004(a)	2003
Expected dividend yield	—	—	1.63%
Expected stock price volatility	—	—	54.30%
Risk-free interest rate	—	—	2.97%
Expected average life of options (years)	—	—	3.42
Weighted average fair value per option granted	—	—	$ 7.53

(a) No stock option were granted resulting in no assumptions.

Operating Segments

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", requires separate financial information be disclosed for all operating segments of a business. The Company believes that it meets the "economic similarity" criteria established by SFAS No. 131, and as a result, the Company aggregates all of its properties into one operating segment. All of our properties offer the same products, cater to the same customer base, are all located in the greater Las Vegas, Nevada area, have the same regulatory and tax structure, share the same marketing techniques and are all directed by a centralized management structure.

Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, "Share-Based Payment", which requires that the compensation cost relating to share-based payment transactions be recognized in financial statements based on alternative fair value models. The share-based compensation cost will be measured based on fair value models of the equity or liability instruments issued. The Company currently discloses pro forma compensation expense quarterly and annually by calculating the stock option grants' fair value using the Black-Scholes model and disclosing the impact on net income and earnings per share in a note to the consolidated financial statements. Upon adoption, pro forma disclosure will no longer be an alternative. The table above reflects the estimated impact that such a change in accounting treatment would have had on our net income and earnings per share if it had been in effect during the years ended December 31, 2005, 2004 and 2003. SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future, the amount of operating cash flows recognized for such deductions were $31.8 million, $62.6 million and $25.6 million in 2005, 2004 and 2003, respectively. The Company will begin to apply SFAS No. 123R using the modified prospective method as of the interim reporting period ending March 31, 2006 as provided by the Securities Exchange Commission announcement on April 14, 2005 which amended the effective date. Based on stock options outstanding as of December 31, 2005, the Company estimates approximately $2.3 million in expense to be recorded during 2006, $0.3 million in 2007 and virtually zero thereafter.

In June 2005, the FASB ratified Emerging Issues Task Force ("EITF") 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights." Under EITF 04-5, the general partners in a limited partnership or similar entity are presumed to control that limited partnership regardless of the extent of the general partners' ownership interest in the limited partnership. A general partner should assess the limited partners' rights and their impact on the presumption of control. If the limited partners have either (a) the substantive ability to dissolve the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights, the general partners do not control the limited partnership. For general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreement is modified, EITF 04-5 is effective June 29, 2005. For general partners in all other limited partnerships, EITF 04-5 is effective for the first reporting period in fiscal years beginning after December 15, 2005, and allows either of two transition methods. The Company does not believe that EITF 04-5 will have a significant impact on its results of operations or financial position.

Reclassifications

Certain amounts in the December 31, 2004 and 2003 consolidated financial statements have been reclassified to conform to the December 31, 2005 presentation. These reclassifications had no effect on the previously reported net income.

2. Receivables

Components of receivables are as follows (amounts in thousands):

	December 31, 2005	December 31, 2004
Casino	$ 5,696	$ 5,554
Hotel	2,997	3,723
Management fees	8,523	8,168
Other	4,054	6,009
	21,270	23,454
Allowance for doubtful accounts	(1,666)	(2,002)
Receivables, net	$ 19,604	$ 21,452

3. Property and Equipment

Property and equipment consists of the following (amounts in thousands):

	Estimated life (years)	December 31, 2005	December 31, 2004
Land	—	$ 230,856	$ 154,724
Buildings and improvements	10-45	1,027,936	946,243
Furniture, fixtures and equipment	3-7	531,459	472,599
Construction in progress	—	729,892	241,485
		2,520,143	1,815,051
Accumulated depreciation and amortization		(529,559)	(447,094)
Property and equipment, net		$ 1,990,584	$ 1,367,957

At December 31, 2005 and 2004, substantially all property and equipment of the Company is pledged as collateral for long-term debt.

4. Land Held for Development

As of December 31, 2005, the Company had $252.4 million of land held for development that consists primarily of seven sites that are owned or leased, which comprise 264 acres in the Las Vegas valley, 188 acres in the Sacramento area near Thunder Valley and 104 acres in Reno, Nevada. The primary gaming-entitled land that the Company owns in the Las Vegas valley consists of 67 acres located at the intersection of Durango Road and the Southern Beltway/Interstate 215 in the southwest area of Las Vegas, 49 acres also located in southwest Las Vegas at the intersection of Flamingo Road and Interstate 215, 60 acres located on the southern end of Las Vegas Boulevard at Cactus Avenue of which we lease and have an option to purchase 2.5 acres and 26 acres on Boulder Highway at the site formerly known as the Castaways Hotel Casino and Bowling Center (the "Castaways"). The Company also owns 54 acres located at Losee Road in North Las Vegas, Nevada that was contributed to the joint venture which will develop Aliante Station (see Note 10 – Aliante Station).

During 2004, the Company purchased the real property and improvements of the Castaways which had closed on January 26, 2004, shortly after its former owners filed for bankruptcy. The Company has demolished the existing structure and is currently evaluating potential uses of the property.

The Company also has acquired or is under contract to acquire approximately 67 acres of land on which Wild Wild West is located and the surrounding area of which, approximately 48 acres have been acquired as of December 31, 2005. During the year ended December 31, 2005 the Company incurred and expensed approximately $11.7 million to terminate various leases related to the land. In 2003, the Company exercised its option to purchase the 19 acre parcel of leased land on which Wild Wild West is located which was to occur in July 2005 at a purchase price of approximately $36 million. In July 2005, the Company entered into an agreement to extend the date for the close of escrow to no later than January 2007 at a purchase price of approximately $36 million, provided either party may accelerate the close of escrow to an earlier date upon 90 days' prior written notice to the other party. In addition, the agreement reduced the lease expense from $2.9 million to $1.6 million per year. No amounts related to this purchase option have been recorded on the Company's consolidated balance sheets.

The Company's decision whether to proceed with any new gaming or development opportunity is dependent upon future economic and regulatory factors, the availability of financing and competitive and strategic considerations. As many of these considerations are beyond the Company's control, no assurances can be made that it will be able to secure additional, acceptable financing in order to proceed with any particular project.

5. Investments in Joint Ventures

The Company has investments in three 50% owned joint ventures, Green Valley Ranch, Barley's and The Greens, and a 6.7% investment in a joint venture that owns the Palms Casino Resort in Las Vegas, Nevada, that are accounted for under the equity method. Under the equity method, original investments are recorded at cost and adjusted by the Company's share of earnings, losses and distributions of the joint ventures. The investment balance also includes interest capitalized during the construction period. Investments in joint ventures consist of the following (amounts in thousands):

	December 31,	
	2005	2004
Green Valley Ranch (50.0%)	$ 104,290	$ 85,274
Barley's (50.0%)	3,619	2,984
The Greens (50.0%)	3,396	—
Palms Casino Resort (6.7%)	17,886	18,340
Investments in joint ventures	$ 129,191	$ 106,598

Summarized balance sheet information for the joint ventures is as follows (amounts in thousands):

	December 31,	
	2005	2004
Current assets	$ 67,436	$ 72,451
Property and equipment and other assets, net	835,171	633,592
Current liabilities	74,393	60,605
Long-term debt and other liabilities	384,289	243,430
Stockholders' equity	443,925	402,008

Summarized results of operations for the joint ventures are as follows (amounts in thousands):

	For the years ended December 31,		
	2005	2004	2003
Net revenues	$ 437,618	$ 385,838	$ 327,190
Operating costs and expenses	341,021	302,135	263,481
Operating income	96,597	83,703	63,709
Interest and other expense, net	14,368	10,069	12,734
Net income	$ 82,229	$ 73,634	$ 50,975

The operating earnings from these joint ventures are shown as a separate line item on the Company's consolidated statements of operations after operating income. In addition, interest and other expense from these joint ventures is shown as a separate component under other income (expense) in the Company's consolidated statements of operations. The following table identifies the total equity earnings from joint ventures (amounts in thousands):

	For the years ended December 31,		
	2005	2004	2003
Operating earnings from joint ventures	$ 38,885	$ 26,524	$ 20,604
Interest and other expense from joint ventures	(6,947)	(4,485)	(7,233)
Net earnings from joint ventures	$ 31,938	$ 22,039	$ 13,371

6. Management Fees

The Company manages Thunder Valley on behalf of the United Auburn Indian Community ("UAIC") and receives a management fee equal to 24% of net income (as defined in the management agreement). The Company is also the managing partner for Green Valley Ranch, Barley's and The Greens and receives a management fee equal to 2% of revenues and approximately 5% of Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") from Green Valley Ranch and 10% of EBITDA from Barley's and The Greens. The Company's management fees are included in net revenues on the Company's consolidated statements of operations.

United Auburn Indian Community

The Company has entered into a Development Services Agreement and a Management Agreement with the UAIC. The Company's seven-year Management Agreement was approved by the National Indian Gaming Commission (the "NIGC") and expires in June 2010. Pursuant to those agreements, and in compliance with a Memorandum of Understanding entered into by the UAIC and Placer County, California, the Company and the UAIC developed Thunder Valley, a gaming and entertainment facility on approximately 49 acres located approximately seven miles north of Interstate 80 on Highway 65, in Placer County, California, near Sacramento, which opened on June 9, 2003.

7. Asset Impairment

The Company recorded an impairment loss of approximately $18.9 million in the year ended December 31, 2003 to adjust the carrying value of its goodwill and other assets to their estimated fair value. The impairment loss consisted of the write-off of approximately $17.5 million in goodwill at Fiesta Rancho in accordance with SFAS No. 142 as a result of reduced growth assumptions. The remaining $1.4 million was primarily related to the write-off of the Company's investment in a new slot product development. The impairment of this asset was based upon a decision by the Company to no longer pursue the development of certain slot products. As a result, all of the development costs that the Company had incurred were written off, as they were deemed to have no value.

8. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (amounts in thousands):

	December 31,	
	2005	2004
Accrued payroll and related	$ 53,523	$ 40,874
Accrued interest payable	35,932	27,524
Other accrued expenses and current liabilities	43,440	44,052
Total accrued expenses and other current liabilities	$ 132,895	$ 112,450

9. Long-term Debt

Long-term debt consists of the following (amounts in thousands):

	December 31,	
	2005	2004
Revolving credit facility, $2.0 billion limit at December 31, 2005, due December 31, 2010, interest at a margin above the Alternate Base Rate or the Eurodollar Rate (5.78% and 4.9% at December 31, 2005 and 2004, respectively)	$ 330,000	$ 51,500
6 1/2% senior subordinated notes, interest payable semi-annually, principal due February 1, 2014, callable February 1, 2009	450,000	450,000
6% senior notes, interest payable semi-annually, principal due April 1, 2012, callable April 1, 2008, net of unamortized discount of $1.5 and $1.6 million at December 31, 2005 and December 31, 2004, respectively	448,542	448,354
6 7/8% senior subordinated notes, interest payable semi-annually, principal due March 1, 2016, callable March 1, 2009, net of unamortized premium of $8.0 million at December 31, 2005	708,003	350,000
9 7/8% senior subordinated notes principal due July 1, 2010, called July 1, 2005	–	17,332
8 3/8% senior notes, principal due February 15, 2008, called February 15, 2005	–	16,894
Other long-term debt, weighted-average interest of 6.4% at December 31, 2005, maturity dates ranging from 2007 to 2026	9,244	6,060
Total long-term debt	1,945,789	1,340,140
Current portion of long-term debt	(108)	(16,917)
Market value of interest rate swaps	(1,461)	(1,927)
Total long-term debt, net	$1,944,220	$ 1,321,296

Revolving Facility

In December 2005, the Company increased its availability under its revolving credit facility (the "Revolving Facility") from $1.0 billion to $2.0 billion and extended the maturity by one year to December 2010. The Revolving Facility contains no principal amortization. The Borrowers are the major operating subsidiaries and the Revolving Facility is secured by substantially all of the Company's assets. Borrowings under the Revolving Facility bear interest at a margin above the Alternate Base Rate or the Eurodollar Rate (each as defined in the Revolving Facility), as selected by the Company. The margin above such rates, and the fee on the unfunded portions of the Revolving Facility, will vary quarterly based on the Company's combined consolidated ratio of debt to Adjusted EBITDA (as defined in the Revolving Facility). As of December 31, 2005, the Borrowers' margin above the Eurodollar Rate on borrowings under the Revolving Facility was 1.25%. The maximum margin for Eurodollar Rate borrowings is 1.75%. The maximum margin for Alternate Base Rate borrowings is 0.50%. As of December 31, 2005, the fee for the unfunded portion of the Revolving Facility was 0.30%.

The Revolving Facility contains certain financial and other covenants. These include a maximum funded debt to Adjusted EBITDA ratio for the Borrowers combined of 3.25 to 1.00 for each quarter until December 31, 2008 and 3.00 to 1.00 for the remaining term of the facility and a minimum fixed charge coverage ratio for the preceding four quarters for the Borrowers combined of 1.25 to 1.00 for each quarter. As of December 31, 2005, the Borrowers' funded debt to Adjusted EBITDA ratio was 0.89 to 1.00 and the fixed charge coverage ratio was 2.13 to 1.00. In addition, the Revolving Facility has financial and other covenants, which require that the maximum consolidated funded debt to Adjusted EBITDA ratio can be no more than 5.50 to 1.00 through December 31, 2006, which reduces to 5.25 to 1.00 on March 31, 2007 through December 31, 2007, to 5.00 to 1.00 on March 31, 2008 through December 31, 2008, to 4.75 to 1.00 on March 31, 2009 through December 31, 2009 and to 4.50 to 1.00 on March 31, 2010. Other covenants limit prepayments of indebtedness or rent (including subordinated debt other than re-financings meeting certain criteria), asset dispositions, dividends, indebtedness, and investments. As of December 31, 2005, the Company's consolidated funded debt to Adjusted EBITDA ratio was 4.13 to 1.00. The Company has pledged the stock of all of its major subsidiaries.

Senior and Senior Subordinated Notes (See Note 16)

During 2005, the Company issued $350.0 million of additional 6 7/8% senior subordinated notes due in March 2016 which were add-ons to the $350.0 million of senior subordinated notes issued by the Company in February 2004. The proceeds were used to repay outstanding borrowings under the Revolving Facility, for capital expenditures related to the Company's development projects and for general corporate purposes.

During 2005, the Company redeemed the remaining $16.9 million of outstanding 8 3/8% senior notes due 2008 and the remaining $17.4 million of outstanding 9 7/8% senior subordinated notes due 2010. As a result of these redemptions, the Company recorded a loss on early retirement of debt of approximately $1.3 million for the year ended December 31, 2005 to reflect the write-off of the unamortized loan costs, unamortized discount and call premium.

During the first quarter of 2004, the Company refinanced substantially all of its senior and senior subordinated notes. The Company issued $1.25 billion in new senior and senior subordinated notes which consisted of $450.0 million 6% senior notes due in April 2012, $450.0 million 6 1/2% senior subordinated notes due in February 2014 and $350.0 million 6 7/8% senior subordinated notes due in March 2016. The proceeds from these offerings were used to redeem or repurchase the $199.9 million 8 7/8% senior subordinated notes due in December 2008, to repurchase $357.6 million of the 9 7/8% senior subordinated notes due in July 2010, to repurchase $383.1 million of the 8 3/8% senior notes due in February 2008 and to reduce amounts outstanding under the Revolving Facility. As a result of these redemptions, the Company recorded a loss on early retirement of debt of approximately $93.3 million in the year ended December 31, 2004 to reflect the write-off of the unamortized loan costs, unamortized discount, call premium, tender fee and consent payments which were partially offset by the fair value of the interest rate swaps that were tied directly to the redeemed senior and senior subordinated notes.

The indentures (the "Indentures") governing the Company's senior subordinated notes (the "Notes") contain certain customary financial and other covenants, which limit the Company and its subsidiaries' ability to incur additional debt. At December 31, 2005, the Company's Consolidated Coverage Ratio (as defined in the Indentures) was 4.35 to 1.00. The Indentures provide that the Company may not incur additional indebtedness, other than specified types of indebtedness, unless the Consolidated Coverage Ratio is at least 2.00 to 1.00. In the event the Company's Consolidated Coverage Ratio is below 2.00 to 1.00, the covenant limits the Company's ability to incur additional indebtedness for borrowings under the Revolving Facility not to exceed the greater of $200 million or 1.5 times Operating Cash Flow (as defined in the Indentures) for the four most recent quarters, plus $15 million. The Indentures also give the holders of the Notes the right to require the Company to purchase the Notes at 101% of the principal amount of the Notes plus accrued interest thereon upon a Change of Control and Rating Decline (each as defined in the Indentures) of the Company. In addition, the indenture governing the senior notes contains a limitation on liens the Company can incur.

The estimated fair value of the Company's long-term debt at December 31, 2005 was approximately $1.96 billion, compared to its book value of approximately $1.95 billion. The estimated fair value amounts were based on quoted market prices on or about December 31, 2005, for the Company's debt securities that are publicly traded. For the Revolving Facility, the fair value approximates the carrying amount of the debt due to the short-term maturities of the individual components of the debt.

Scheduled maturities of long-term debt are as follows (amounts in thousands):

Years ending December 31,	
2006	$ 108
2007	351
2008	5,663
2009	111
2010	330,120
Thereafter	1,609,436
Total	$ 1,945,789

Interest Rate Swaps

The Company has entered into various interest rate swaps with members of its bank group to manage interest expense. As of December 31, 2005, the Company has interest rate swaps with a combined notional amount of $300.0 million. The Company entered into a fair value hedge interest rate swap with a notional amount of $50.0 million tied directly to the Company's 6% senior notes converting a portion of the Company's fixed-rate debt to a floating-rate based upon three-month LIBOR rates, terminating in April 2012. This interest rate swap qualifies for the "shortcut" method allowed under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (and as amended by SFAS No. 138 and 149), which allows for an assumption of no ineffectiveness. As such, there is no income statement impact from changes in the fair value of the hedging instrument. Instead, the fair value of the instrument is recorded as an asset or liability on the Company's balance sheet with an offsetting adjustment to the carrying value of the related debt. In accordance with SFAS No. 133, the Company recorded a liability of $2.1 million and $2.2 million as of December 31, 2005 and 2004, respectively, representing the fair value of the interest rate swaps and a corresponding decrease in long-term debt, as these interest rate swaps are considered highly effective under the criteria established by SFAS No. 133. The Company paid a weighted average rate based on LIBOR, which approximated 5.73% at December 31, 2005 and received a fixed rate of 6.00%.

In December 2005, the Company entered into an interest rate swap with a notional amount of $250.0 million tied directly to the Company's Revolving Facility and converts a portion of the Company's floating-rate debt to a fixed-rate based on three-month LIBOR rates, terminating in December 2010. The Company will pay a rate of 4.92% and will receive three-month LIBOR. This interest rate swap is designated and qualifies as cash flow hedge resulting in the effective portion of the gain or loss reported as a component of other comprehensive income (loss). For the year ended December 31, 2005, the Company recorded other comprehensive loss of $0.8 million related to the change in market value of this interest rate swap.

The difference between amounts received and paid under such agreements, as well as any costs or fees, is recorded as a reduction of, or an addition to, interest expense as incurred over the life of the swap. The net effect of the interest rate swaps resulted in a reduction in interest expense of $2.1 million, $7.3 million and $3.6 million for the years ended December 31, 2005, 2004 and 2003, respectively.

10. Commitments and Contingencies

Leases

Boulder Station Lease

The Company entered into a ground lease for 27 acres of land on which Boulder Station is located. The Company leases this land from KB Enterprises, a company owned by Frank J. Fertitta, Jr. and Victoria K. Fertitta (the "Related Lessor"), the parents of Frank J. Fertitta III, Chairman of the Board and Chief Executive Officer of the Company and Lorenzo J. Fertitta, Vice Chairman and President of the Company. The lease has a maximum term of 65 years, ending in June 2058. The lease provides for monthly payments of $183,333 through June 2008. In July 2008, and every ten years thereafter, the rent will be adjusted by a cost of living factor. In July 2013, and every ten years thereafter, the rent will be adjusted to the product of the fair market value of the land and the greater of (i) the then prevailing annual rate of return for comparably situated property or (ii) 8% per year. In no event will the rent for any period be less than the immediately preceding period. Pursuant to the ground lease, the Company has an option, exercisable at five-year intervals with the next option in June 2008, to purchase the land at fair market value. The Company's leasehold interest in the property is subject to a lien to secure borrowings under the Revolving Facility.

Texas Station Lease

The Company entered into a ground lease for 47 acres of land on which Texas Station is located. The Company leases this land from Texas Gambling Hall & Hotel, Inc., a company owned by the Related Lessor. The lease has a maximum term of 65 years, ending in July 2060. The lease provides for monthly rental payments of $337,417 through June 2010. In July 2010, and every ten years thereafter, the rent will be adjusted to the product of the fair market value of the land and the greater of (i) the then prevailing annual rate of return being realized for owners of comparable land in Clark County or (ii) 8% per year. In July 2015, and every ten years thereafter, the rent will be adjusted by a cost of living factor. In no event will the rent for any period be less than the immediately preceding period. Pursuant to the ground lease, the Company has an option, exercisable at five-year intervals with the next option in May 2010, to purchase the land at fair market value. The Company's leasehold interest in the property is subject to a lien to secure borrowings under the Revolving Facility.

Wild Wild West Lease

The Company exercised its option to purchase the 19-acre parcel of land on which Wild Wild West is located in 2003. Pursuant to the lease, the purchase was to take place in July 2005 for approximately $36 million. In July 2005, the Company entered into an agreement to extend the date for the close of escrow to no later than January 2007 at a purchase price of $36 million, provided that either party may accelerate the close of escrow to an earlier date upon 90 days' prior written notice to the other party. In addition, the agreement reduces the lease expense from $2.9 million to $1.6 million per year. No amounts related to this purchase option have been recorded on the Company's consolidated balance sheets at December 31, 2005 and 2004.

Operating Leases

The Company leases several parcels of land, buildings and equipment used in its operations. Leases on various parcels ranging from 2.5 acres to 47 acres have terms expiring between January 2007 and August 2103. Future minimum lease payments required under these operating leases and other noncancelable operating leases are as follows (amounts in thousands):

Years ending December 31,	
2006	$ 11,812
2007	9,968
2008	9,359
2009	9,245
2010	9,292
Thereafter	437,888
Total	$ 487,564

Rent expense totaled approximately $12.8 million, $14.9 million and $13.6 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Las Vegas Development

Red Rock

In April 2004, the Company commenced construction of Red Rock located on Charleston Boulevard at the Interstate 215/Charleston interchange in the Summerlin master-planned community in Las Vegas, Nevada. Phase I of Red Rock is scheduled to open on April 18, 2006 and is expected to include over 400 hotel rooms, approximately 3,200 slot machines, 94,000 square feet of meeting and convention space, a 35,000-square-foot spa, eight full-service restaurants, a 16-screen movie theater complex, a night club and private pool club to be operated by Midnight Oil Company, both indoor and outdoor entertainment venues and parking for approximately 5,000 vehicles. The cost of phase I is expected to be approximately $760.0 million. Phase II which is expected to include an additional hotel tower containing over 400 hotel rooms, is currently under construction and is expected to be completed by the end of 2006. The total cost of both phases of Red Rock is expected to be approximately $925 million, of which approximately $634.4 million has been incurred as of December 31, 2005.

On July 27, 2005, the Company entered into a joint venture with Cloobeck Molasky Partners I, LLC ("Cloobeck Molasky") to develop a high-end residential project on approximately 5 acres located adjacent to the hotel at Red Rock. It is anticipated that the residential project is expected to contain approximately 400 luxury units. Pursuant to the terms of the operating agreement, the Company will own 80% of the joint venture and Cloobeck Molasky will own 20%. Subject to obtaining local approvals and market conditions, sales of the residential towers are expected to begin in 2006.

Santa Fe Station Expansion

In October 2005, the Company began a $130 million phase III master-planned expansion at Santa Fe Station which is expected to include a 2,900-space parking garage, a 500-seat buffet, 400 additional slot machines, remodeled and expanded race and sports book, a 15,000-square-foot meeting and banquet facility and a new center bar. The entire project is expected to include approximately 125,000 square feet of additional space. Construction of this project is expected to be completed in phases beginning in the third quarter of 2006 through the fourth quarter of 2006. Approximately $11.1 million has been incurred on the expansion as of December 31, 2005.

Fiesta Henderson Expansion

In October 2005, the Company began a $70 million phase II master-planned expansion at Fiesta Henderson which is expected to include a 1,500-space parking garage, 350 additional slot machines, a remodeled and expanded race and sports book and a 12-screen movie theater complex. Construction of this project is expected to be completed in the third quarter of 2006 with the exception of the movie theater complex which is expected to be completed in the summer of 2007. Approximately $9.6 million has been incurred on the expansion as of December 31, 2005.

Green Valley Ranch Expansion

In October 2005, the Company began a $110 million phase III master-planned expansion at Green Valley Ranch which is expected to include 1,500-space parking garage, additional slot machines, a new race and sports book, a new poker room, a 500-seat entertainment lounge, 14,000 square feet of convention space and two new restaurants. Construction of this project is expected to be completed in phases from the fourth quarter of 2006 through early 2007. Approximately $21.1 million had been incurred on the expansion as of December 31, 2005.

Aliante Station

In December 2005, the Company entered into an agreement with the Greenspun Corporation to develop Aliante Station, a hotel and casino in the Aliante master-planned community located in North Las Vegas, Nevada. The Company will develop and manage the facility, to be located on a gaming-entitled 40-acre site on the northeast corner of Interstate 215 and Aliante Parkway, which was contributed by the Greenspun Corporation for their 50% ownership in the joint venture. The Company will receive a management fee equal to 2% of the property's revenues and approximately 5% of EBITDA. The first phase of Aliante Station is expected to include 200 hotel rooms, approximately 2,000 slot machines, multiple full-service restaurants and a multi-screen movie theater complex. The Company expects to begin construction on Aliante Station in late 2006 or early 2007 with a cost of approximately $450 million. Pursuant to the terms of the agreement, in January 2006, the Company contributed a 54-acre site located on Losee Road in North Las Vegas, Nevada, as well as approximately $2.2 million for our 50% ownership in the joint venture. As of December 31, 2005, the 54-acre site is included in land held for development on the Company's consolidated balance sheets.

Native American Development

The Federated Indians of Graton Rancheria

The Company has entered into Development and Management Agreements with the Federated Indians of Graton Rancheria (the "FIGR"), a federally recognized Native American tribe. Pursuant to those agreements, the Company will assist the FIGR in developing and operating a gaming and entertainment project to be located in Sonoma County, California. The FIGR selected the Company to assist them in designing, developing and financing the project and, upon opening, the Company will manage the facility on behalf of the FIGR. The Management Agreement has a term of seven years from the opening of the facility and the Company will receive a management fee equal to 24% of the facility's net income. The Company will also receive a development fee equal to 2% of the cost of the project upon the opening of the facility.

In August 2003, the Company entered into an option to purchase 360 acres of land just west of the Rohnert Park city limits in Sonoma County, California. In August 2005, the Company purchased 180 acres of the optioned property and an additional 90 acres. The property purchased is approximately one-quarter mile from Highway 101 and approximately 43 miles from downtown San Francisco. In October 2003, the FIGR entered into a Memorandum of Understanding with the City of Rohnert Park. Development of the gaming and entertainment project is subject to certain governmental and regulatory approvals, including, but not limited to, negotiating a gaming compact with the State of California, the DOI accepting the land into trust on behalf of the FIGR and approval of the Management Agreement by the NIGC. Prior to obtaining third-party financing, the Company will contribute significant financial support to the project. As of December 31, 2005, the Company had advanced approximately $125.9 million toward the development of this project, primarily to complete the environmental impact study and secure real estate for the FIGR project, which is included on the Company's consolidated balance sheets. Funds advanced by the Company are expected to be repaid with the proceeds of the project financing or from the FIGR's gaming revenues. In addition, the Company has agreed to pay approximately $11.3 million of payments upon achieving certain milestones, which will not be reimbursed. As of December 31, 2005, approximately $2.0 million of these payments had been made and were expensed in development expense as incurred. The timing of this type of project is difficult to predict and is dependent upon the receipt of the necessary governmental and regulatory approvals. There can be no assurances when or if these approvals will be obtained.

Gun Lake Tribe

On November 13, 2003, the Company agreed to purchase a 50% interest in MPM Enterprises, LLC, a Michigan limited liability company ("MPM"). Concurrently with the Company's agreement to purchase that interest, MPM and the Match-E-Be-Nash-She-Wish Band of Pottawatomi Indians, a federally recognized Native American tribe commonly referred to as the Gun Lake Tribe ("Gun Lake"), entered into amended Development and Management Agreements, pursuant to which MPM will assist Gun Lake in developing and operating a gaming and entertainment project to be located in Allegan County, Michigan. The Company has agreed to pay $6.0 million for its 50% interest in MPM, which is payable upon achieving certain milestones and is not reimbursable. As of December 31, 2005, approximately $2.0 million of these payments had been made and were expensed in development expense as incurred. An additional $12.0 million in total may be paid by the Company in years six and seven of the amended Management Agreement, subject to certain contingencies. Under the terms of the amended Development Agreement, the Company has agreed to arrange financing for the ongoing development costs and construction of the project. As of December 31, 2005, the Company had advanced approximately $28.6 million toward the development of this project, primarily to complete the environmental assessment and secure real estate for the project, which is included on the Company's consolidated balance sheets. Funds advanced by the Company are expected to be repaid from the proceeds of the project financing or from Gun Lake's gaming revenues. The amended Management Agreement has a term of seven years from the opening of the facility and provides for a management fee of 30% of the project's net income to be paid to MPM. Pursuant to the terms of the MPM Operating Agreement, the Company's portion of the management fee is 50% of the first $24 million of management fees earned, 83% of the next $24 million of management fees and 93% of any management fees in excess of $48 million.

The proposed project will be located on approximately 145 acres on Highway 131 near 129th Avenue, approximately 25 miles north of Kalamazoo, Michigan. As currently contemplated, the project is expected to include up to 2,500 slot machines, 75 table games, a buffet and specialty restaurants. Construction of the project includes the conversion of an existing 192,000-square-foot building into the casino and entertainment facility. Development of the gaming and entertainment project and operation of Class III gaming is subject to certain governmental and regulatory approvals, including, but not limited to, the signing of a gaming compact by the Governor of the State of Michigan, the DOI accepting the land into trust on behalf of Gun Lake and approval of the Management Agreement by the NIGC. On February 27, 2004, the DOI issued a Finding Of No Significant Impact with respect to the proposed project. On May 13, 2005, the DOI published in the Federal Register a Notice of Final Agency Determination (the "Determination") to take certain land into trust for the benefit of Gun Lake. The publication commenced a thirty-day period in which interested parties could seek judicial review of the Determination. On June 13, 2005, Michigan Gambling Opposition filed a complaint (the "Complaint") in the United States District Court, District of Columbia, seeking declaratory and injunctive relief against the DOI and officials of the DOI. The Complaint seeks judicial review of the Determination. On July 27, 2005, Gun Lake filed a motion to intervene in that lawsuit. On September 1, 2005, the District Court granted Gun Lake's motion to intervene. On January 6, 2006, Gun Lake filed a motion for judgment on the pleadings or, in the alternative, for summary judgment. Also on January 6, 2006, the DOI filed a motion to dismiss or, in the alternative, for summary judgment. As with all litigation, no assurances can be provided as to the outcome of that lawsuit. Prior to obtaining third-party financing, the Company will contribute significant financial support to the project. The timing of this type of project is difficult to predict and is dependent upon the receipt of the necessary governmental and regulatory approvals. There can be no assurances when or if these approvals will be obtained.

Mechoopda Indian Tribe

The Company has entered into Development and Management Agreements with the Mechoopda Indian Tribe of Chico Rancheria, California (the "MITCR"), a federally recognized Native American tribe. Pursuant to those agreements, the Company will assist the MITCR in developing and operating a gaming and entertainment facility to be located on approximately 650 acres in Butte County, California, at the intersection of State Route 149 and Highway 99, approximately 10 miles southeast of Chico, California and 80 miles north of Sacramento, California. Under the terms of the Development Agreement, the Company has agreed to arrange the financing for the ongoing development costs and construction of the facility. Funds advanced by the Company are expected to be repaid from the proceeds of the facility financing or from the MITCR's gaming revenues. As of December 31, 2005, the Company had advanced approximately $6.9 million toward the development of this project, primarily to complete the environmental impact study and secure real estate for the project, which is included on the Company's consolidated balance sheets. In addition, the Company has agreed to pay approximately $2.2 million of payments upon achieving certain milestones, which will not be reimbursed. As of December 31, 2005, $50,000 of these payments had been made and were expensed in development expense as incurred. The Management Agreement has a term of seven years from the opening of the facility and provides for a management fee of 24% of the facility's net income. As currently contemplated, the facility is expected to include approximately 700 slot machines,12 table games and dining and entertainment amenities. Development of the facility is subject to certain governmental and regulatory approvals, including, but not limited to, negotiating a gaming compact with the State of California, the DOI accepting land into trust on behalf of the MITCR and approval of the Management Agreement by the NIGC. Prior to obtaining third-party financing, the Company will contribute significant financial support to the project. The timing of this type of project is difficult to predict and is dependent upon the receipt of the necessary governmental and regulatory approvals. There can be no assurances when or if these approvals will be obtained.

North Fork Rancheria of Mono Indian Tribe

The Company has entered into Development and Management Agreements with the North Fork Rancheria of Mono Indians (the "Mono"), a federally recognized Native American tribe located near Fresno, California. Pursuant to those agreements, the Company will assist the Mono in developing and operating a gaming and entertainment facility to be located in Madera County, California. The Company has secured for the benefit of the Mono two parcels of land located on Highway 99 north of the city of Madera. Under the terms of the development Agreement, the Company has agreed to arrange the financing for the ongoing development costs and construction of the facility. Funds advanced by the Company are expected to be repaid from the proceeds of the project financing or from the Mono's gaming revenues. As of December 31, 2005, the Company had advanced approximately $3.9 million toward the development of this project, primarily to complete the environmental impact study and secure real estate for the project, which is included on the Company's consolidated balance sheets. In addition, the Company has agreed to pay approximately $1.3 million of payments upon achieving certain milestones, which will not be reimbursed. These payments will be expensed as incurred. As of December 31, 2005, none of these payments had been made. The Management Agreement has a term of seven years from the opening of the facility and provides for a management fee of 24% of the facility's net income. As currently contemplated, the facility is expected to include approximately 2,000 slot machines, 60 table games, dining, hotel and entertainment amenities. Development of the gaming and entertainment project is subject to certain governmental and regulatory approvals, including, but not limited to, negotiating a gaming compact with the State of California, the DOI accepting the land into trust on behalf of the Mono and approval of the Management Agreement by the NIGC. Prior to obtaining third-party financing, the Company will contribute significant financial support to the project. The timing of this type of project is difficult to predict, and is dependant upon the receipt of the necessary governmental and regulatory approvals. There can be no assurances when or if these approvals will be obtained.

11. Stockholders' Equity

Common Stock

The Company is authorized to issue up to 135 million shares of its common stock, $0.01 par value per share, 79,047,602 shares of which were issued and 10,521,414 shares of which were held in treasury as of December 31, 2005. Each holder of the common stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Holders of the common stock have no cumulative voting, conversion, redemption or preemptive rights or other rights to subscribe for additional shares other than pursuant to the Rights Plan described below. Subject to any preferences that may be granted to the holders of the Company's preferred stock, each holder of common stock is entitled to receive ratably, such dividends as may be declared by the Board of Directors out of funds legally available therefore, as well as any distributions to the stockholders and, in the event of liquidation, dissolution or winding up of the Company, is entitled to share ratably in all assets of the Company remaining after payment of liabilities.

During the year ended December 31, 2005, the Company paid a quarterly cash dividend of $0.21 per share to shareholders of record on February 11, 2005 and May 13, 2005 and $0.25 per share to shareholders of record on August 12, 2005 and November 11, 2005. The total amount paid in dividends for 2005 was $62.6 million.

During the year ended December 31, 2004, the Company paid a quarterly cash dividend of $0.125 per share to shareholders of record on February 12, 2004, $0.175 per share to shareholders of record on May 14, 2004 and August 13, 2004 and $0.21 per share to shareholders of record on November 12, 2004. The total amount paid in dividends for 2004 was $44.3 million. During the year ended December 31, 2003, the Company paid a quarterly cash dividend of $0.125 per share to shareholders of record on August 14, 2003 and November 13, 2003 for a total of $14.9 million.

Preferred Stock

The Company is authorized to issue up to 5 million shares of its preferred stock, $0.01 par value per share of which none were issued. The Board of Directors, without further action by the holders of common stock, may issue shares of preferred stock in one or more series and may fix or alter the rights, preferences, privileges and restrictions, including the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation rates, liquidation preferences, conversion rights and the description and number of shares constituting any wholly unissued series of preferred stock. Except as described above, the Board of Directors, without further stockholder approval, may issue shares of preferred stock with rights that could adversely affect the rights of the holders of common stock. The issuance of shares of preferred stock under certain circumstances could have the effect of delaying or preventing a change of control of the Company or other corporate action.

Treasury Stock

During the year ended December 31, 2005, the Company repurchased approximately 336,000 shares of its common stock for approximately $21.4 million. As of December 31, 2005, the Company had acquired approximately 10.5 million shares at a cost of approximately $159.1 million and is authorized to repurchase approximately 10.1 million additional shares of its common stock (see Note 16).

Other Comprehensive Income

SFAS No. 130, "Reporting Comprehensive Income", requires companies to disclose other comprehensive income and the components of such income. Comprehensive income is the total of net income and all other non stockholder changes in equity. For the years ended December 31, 2005, 2004 and 2003, the Company recorded the mark-to-market valuation of its interest rate swap and its 50% interest in the mark-to-market valuation of the interest rate swaps at Green Valley Ranch as other comprehensive income. Comprehensive income was computed as follows (amounts in thousands):

	For the years ended December 31,		
	2005	2004	2003
Net income	$ 161,886	$ 66,350	$ 44,343
Mark-to-market valuation of interest rate swaps, net of tax	635	723	361
Comprehensive income	$ 162,521	$ 67,073	$ 44,704

Rights Plan

On October 6, 1997, the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock. The dividend was paid on October 21, 1997. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock, par value $0.01 per share ("Preferred Shares") of the Company at a price of $40.00 per one one-hundredth of a Preferred Share, subject to adjustment. The Rights are not exercisable until the earlier of 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding common stock ("Acquiring Person") or 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding common stock.

The Rights will expire on October 21, 2007. Acquiring Persons do not have the same rights to receive common stock as other holders upon exercise of the Rights. Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one common share. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, the proper provisions will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter become void), will thereafter have the right to receive upon exercise that number of shares of common stock having a market value of two times the exercise price of the Right. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise thereof, that number of shares of common stock of the acquiring company, which at the time of such transaction will have a market value of two times the exercise price of the Right. Because of the characteristics of the Rights in connection with a person or group of affiliated or associated persons becoming an Acquiring Person, the Rights may have the effect of making an acquisition of the Company more difficult and may discourage such an acquisition.

12. Benefit Plans

Stock Compensation Programs

In May 2005, the stockholders approved and the Company adopted the 2005 Stock Compensation Plan (the "2005 Plan") which provides for grants of stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock awards (collectively, the "Awards"). Individuals eligible to receive Awards under the 2005 Plan include employees, directors and independent contractors of the Company and its subsidiaries and other entities controlled by the Company. However, incentive stock options may be granted only to an employee of the Company or a subsidiary of the Company. Upon adoption of the 2005 Plan, no additional grants of awards will be made under the following plans of the Company (the "Prior Plans"): (i) the Incentive Stock Option Plan, (ii) the Compensatory Stock Option Plan, (iii) the Restricted Share Plan, (iv) the Non-employee Director Stock Option Plan, (v) the 1999 Compensatory Stock Option Plan, and (vi) the 1999 Share Plan.

Under the 2005 Plan the maximum number of shares of common stock that will be available for the grants of Awards is 3,829,671, which includes 3,000,000 new shares and 829,671 shares that were available for awards under the Prior Plans. The number of shares otherwise available for the grant of Awards under the 2005 Plan will be increased by the number of shares subject to awards granted under any of the Prior Plans that are currently outstanding which are cancelled, terminated, or forfeited or expire after the effective date of the 2005 Plan. Each share subject to an award of restricted stock, restricted stock unit or other stock award shall reduce the shares available for grant by 1.9 shares. Options are granted at the current market price at the date of grant. The plan provides for a variety of vesting schedules, including immediate, 20% per year for five years, 10% per year for 10 years, and a cliff vest at the vesting date, to be determined at the time of grant. Generally, all options expire 10 years from the date of grant.

The 2005 Plan will terminate 10 years from the date of adoption or extension, unless terminated earlier by the Board of Directors, and no options or restricted shares may be granted. Summarized information for the 2005 Plan and Prior Plans, collectively, is as follows:

	For the years ended December 31,					
	2005		2004		2003	
	Options	*Weighted average exercise price*	*Options*	*Weighted average exercise price*	*Options*	*Weighted average exercise price*
Outstanding at beginning of the year	3,952,700	$ 11.96	9,619,816	$ 11.25	13,533,544	$ 10.59
Granted	—	—	—	—	169,500	$ 19.98
Exercised	(1,620,018)	$ 11.70	(5,203,316)	$ 10.57	(3,838,986)	$ 8.63
Canceled	(18,500)	$ 14.78	(463,800)	$ 12.72	(244,242)	$ 13.15
Outstanding at end of the year	2,314,182	$ 12.12	3,952,700	$ 11.96	9,619,816	$ 11.25
Exercisable at end of year	1,547,382	$ 12.24	1,972,850	$ 11.82	5,383,469	$ 10.36
Options available for grant	3,648,692		456,876		1,182,455	

The following table summarizes information about the options outstanding at December 31, 2005:

			Options Outstanding		*Options Exercisable*
Range of exercise prices	*Number outstanding at December 31, 2005*	*Weighted average remaining contractual life*	*Weighted average exercise price*	*Number exercisable at December 31, 2005*	*Weighted average exercise price*
$ 5.00 — $ 10.00	898,050	5.89	$ 8.57	506,650	$ 8.58
$ 10.01 — $ 15.00	1,204,675	5.30	$ 13.76	929,975	$ 13.70
$ 15.01 — $ 20.00	187,457	5.81	$ 16.91	104,757	$ 16.33
$ 20.01 — $ 31.65	24,000	7.56	$ 25.78	6,000	$ 24.61
	2,314,182	5.59	$ 12.12	1,547,382	$ 12.24

Restricted stock grants of 137,000, 1,420,413, and 383,468 shares were issued under the 2005 Plan and Prior Plans during the years ended December 31, 2005, 2004 and 2003, respectively. The effect of these grants is to increase the issued and outstanding shares of the Company's common stock and decrease the number of shares available for grant in the plan. Deferred compensation is recorded for the restricted stock grants equal to the market value of the Company's common stock on the date of grant. The deferred compensation is amortized over the period the restricted stock vests and is recorded as compensation expense in the accompanying consolidated statements of operations.

The fair value on the grant date of the restricted shares and the amount of compensation expense recognized in connection with the restricted shares is as follows (amounts in thousands):

	For the years ended December 31,		
	2005	2004	2003
Fair value on grant date	$ 9,087	$ 65,924	$ 11,472
Compensation expense	12,669	9,676	3,201

401(k) Plan

The Company has a defined contribution 401(k) plan, which covers all employees who meet certain age and length of service requirements and allows an employer contribution up to 50% of the first 4% of each participating employee's compensation. Plan participants can elect to defer before tax compensation through payroll deductions. These deferrals are regulated under Section 401(k) of the Internal Revenue Code. The Company's matching contribution was approximately $2.2 million, $2.0 million and $1.8 million for the years ended December 31, 2005, 2004 and 2003, respectively.

13. Executive Compensation Plans

The Company has employment agreements with certain of its executive officers. These contracts provide for, among other things, an annual base salary, supplemental long-term disability and supplemental life insurance benefits in excess of the Company's normal coverage for employees. In addition, the Company has adopted a Supplemental Executive Retirement Plan for its Chief Executive Officer and President and a Supplemental Management Retirement Plan for certain key executives as selected by the Governance and Compensation Committee of the Company's Board of Directors. Other executive plans include a Deferred Compensation Plan and a Long-Term Stay-On Performance Incentive Plan.

14. Income Taxes

The Company files a consolidated federal income tax return. The provision for income taxes for financial reporting purposes was $94.3 million, $38.9 million and $23.8 million for the years ended December 31, 2005, 2004 and 2003, respectively.

The provision for income taxes attributable to net income consists of the following (amounts in thousands):

	For the years ended December 31,		
	2005	2004	2003
Current	$ (31,864)	$ (10,187)	$ (27,416)
Deferred	(62,477)	(28,692)	3,582
Total income taxes	$ (94,341)	$ (38,879)	$ (23,834)

The income tax provision differs from that computed at the federal statutory corporate tax rate as follows:

	For the years ended December 31,		
	2005	2004	2003
Federal statutory rate	35.0%	35.0%	35.0%
Lobbying and political	0.2	0.4	0.2
Fines and penalties	—	0.6	—
Meals and entertainment	—	0.1	0.1
Credits earned, net	(0.3)	(0.6)	(0.9)
Nondeductible officers compensation	1.7	2.4	2.6
Reduction in liability based on conclusion of an IRS examination	—	(1.1)	(2.2)
Other, net	0.2	0.1	0.2
Effective tax rate	36.8%	36.9%	35.0%

The tax effects of significant temporary differences representing net deferred tax assets and liabilities are as follows (amounts in thousands):

	December 31, 2005	2004
DEFERRED TAX ASSETS:		
Accrued vacation, bonuses and group insurance	$ 6,394	$ 4,986
Preopening and other costs, net of amortization	1,051	4,991
Net operating loss carryover	—	53,256
Accrued benefits	15,752	13,739
FICA credits	3,961	2,846
Minimum tax credit carryover	22,712	20,838
Other deferred tax assets	5,237	5,294
TOTAL DEFERRED TAX ASSETS	$ 55,107	$ 105,950
DEFERRED TAX LIABILITIES:		
Prepaid expenses and other	$ (12,373)	$ (10,463)
Temporary differences related to property and equipment	(112,641)	(110,309)
Amortization	(9,880)	(5,485)
TOTAL DEFERRED TAX LIABILITIES	$ (134,894)	$ (126,257)
Net	$ (79,787)	$ (20,307)

The excess of the tentative minimum tax over the regular federal income tax is a tax credit, which can be carried forward indefinitely to reduce future regular federal income tax liabilities. The Company did not record a valuation allowance at December 31, 2005 or 2004 relating to recorded tax benefits because all benefits are more likely than not to be realized.

During 2004 and 2003, the Internal Revenue Service ("IRS") completed their audits through and including December 31, 2002. Based on the favorable conclusion of their audits, the Company recorded a reduction in its tax contingency reserve of approximately $1.1 million in the year ended December 31, 2004.

15. Legal Matters

The Company and its subsidiaries are defendants in various lawsuits relating to routine matters incidental to their business. As with all litigation, no assurance can be provided as to the outcome of the following matters and litigation inherently involves significant costs. Following is a summary of key litigation impacting the Company to any litigation, the Company believes that the plaintiffs' claims are without merit and does not expect that the lawsuits will have a material adverse effect on the Company's financial position or results of operations.

Harrah's Litigation

On July 13, 2001, the Company and five of its major operating subsidiaries were named as defendants in a lawsuit brought by Harrah's Entertainment, Inc. and Harrah's Operating Company, Inc. in the United States District Court for the District of Nevada (CV-S-01-0825-PMP-RJJ). The plaintiffs allege that the Company and its subsidiaries are liable for unspecified actual and punitive damages, and they seek injunctive and other relief, based on allegations that the Company's "Boarding Pass Rewards Program" infringes on various patents held by the plaintiffs.

On October 4, 2001, the Company and the subsidiaries filed their answer and counterclaim seeking declaratory judgment that Harrah's patents (1) are not infringed by the Company's and the subsidiaries' actions, (2) are invalid under federal patent law and (3) are rendered unenforceable due to Harrah's inequitable conduct. On March 27, 2002, Harrah's filed an amended complaint, which added an additional defendant, Green Valley Ranch Gaming, LLC, which is an affiliate of the Company. On April 22, 2002, the Company and its subsidiaries and affiliate filed their amended answer and counterclaim denying infringement by Green Valley Ranch Gaming, LLC, and alleging Harrah's committed further acts of inequitable conduct.

On January 17, 2003, the Company filed motions for summary judgment or partial summary judgment on several issues: (1) a Motion for Summary Judgment of Patent Unenforceability Due To Inequitable Conduct, (2) a Motion for Summary Judgment of Patent Invalidity Under 35 U.S.C. ss 102 and 103 (lack of novelty and obviousness), (3) a Motion for Partial Summary Judgment of Patent Invalidity Under 35 U.S.C.s 112 (indefiniteness, lack of written description and failure to disclose best mode), (4) a Motion for Partial Summary Judgment of Non-Infringement of U.S. Patent No. 6,003,013, and (5) a Motion for Partial Summary Judgment of Non-Infringement of U.S. Patent No. 6,183,362. That same day, Harrah's filed motions for partial summary judgment on several issues: (1) a Motion for Partial Summary Judgment of Infringement of Claims 15-18 of U.S. Patent No. 5,761,647, (2) a Motion for Partial Summary Judgment of Infringement of Claims 1-2 and 49 of U.S. Patent No. 6,003,013, (3) a Motion for Partial Summary Judgment on Defendants' Invalidity Defenses, and (4) a Motion for Partial Summary Judgment That Certain Third Party Systems Are Not Prior Art. During February and March of 2003, the parties filed oppositions, reply briefs and various motions to strike in response to the summary judgment motions.

On March 23, 2004, the District Court heard oral argument on certain of the summary judgment motions and motions to strike. On May 19, 2004, the District Court granted the Company's motion for summary judgment on Harrah's claims that the Company had infringed upon U.S. Patents Nos. 5,761,647 and 6,183,362, held by Harrah's relating to its customer rewards and tracking program. In granting that motion, the District Court ruled that such patents are invalid as a matter of law due to indefiniteness and lack of enabling disclosure of the claimed subject matter. A substantial portion of the patent infringement claim brought by Harrah's regarding U.S. Patent No. 6,003,013 (the "013 Patent") was also dismissed as a result of that summary judgment ruling. On August 23, 2004, the District Court entered final judgment and declared invalid all claims of U.S. Patent Nos. 5,761,647 and 6,183,362, and all but three claims of the '013 Patent. The final judgment also dismissed with prejudice all claims of the '013 Patent that were not declared invalid, and dismissed without prejudice the Company's counterclaims for declaratory judgment of noninfringement and invalidity.

On September 13, 2004, Harrah's filed a Notice of Appeal with the United States Court of Appeals for the Federal Circuit. On October 14, 2004, the Company filed a Notice of Cross Appeal with the Federal Circuit. On November 14, 2005, the Federal Circuit affirmed the decision of the District Court granting the Company's motion for summary judgment on Harrah's claims that the Company had infringed upon the above-referenced patents.

This ruling by the Federal Court affirming the District Court's decision resolves in the Company's favor all of the remaining patent infringement issues in the lawsuit brought by Harrah's against the Company. While Harrah's has limited rights to appeal the decision, and while no assurances can be made with respect to any litigation, the Company believes that the plaintiffs' claims are without merit and does not expect that the lawsuit will have a material adverse effect on its financial position or results of operations.

16. Subsequent Events

During January and February 2006, the Company has repurchased approximately 3.2 million shares of its common stock for approximately $216.2 million.

On March 13, 2006, the Company issued $300.0 million 6 5/8% senior subordinated notes due in March 2018, which were priced at 99.5. Proceeds from the sale of the notes were used to reduce a portion of the amount outstanding on the Revolving Facility.

17. Quarterly Financial Information (Unaudited)

(amounts in thousands, except per share amounts)	*Net revenues*	*Operating income*	*Income (loss) before income taxes*	*Net income (loss) applicable to common stock*	*Diluted earnings (loss) per common share*
Year ended December 31, 2005					
First quarter (a)	$ 273,460	$ 74,552	$ 64,001	$ 40,640	$ 0.59
Second quarter (b)	273,968	77,075	64,458	40,609	0.58
Third quarter (c)	276,337	78,808	61,841	38,960	0.56
Fourth quarter (d)	285,068	79,426	65,927	41,677	0.61
Year ended December 31, 2004					
First quarter (e)	$ 238,965	$ 63,651	$ (46,497)	$ (29,758)	$ (0.48)
Second quarter (f)	240,177	62,328	45,328	29,010	0.43
Third quarter (g)	242,862	58,608	45,670	29,086	0.43
Fourth quarter (h)	264,738	72,468	60,728	38,012	0.55

(a) Includes development expense of approximately $2.6 million, preopening expense of approximately $0.6 million, lease terminations of approximately $8.1 million and loss on early retirement of debt of approximately $0.7 million.

(b) Includes development expense of approximately $2.1 million, preopening expense of approximately $1.2 million and lease terminations of approximately $3.6 million.

(c) Includes development expense of approximately $2.0 million, preopening expense of approximately $1.7 million and loss on early retirement of debt of approximately $0.6 million.

(d) Includes development expenses of approximately $2.0 million, preopening expense of approximately $3.1 million and lease terminations of approximately $3.0 million.

(e) Includes development expense of approximately $4.0 million and loss on early retirement of debt of approximately $93.3 million.

(f) Includes development expense of approximately $2.2 million and preopening expense of approximately $0.3 million.

(g) Includes development expense of approximately $2.1 million and preopening expense of approximately $0.2 million.

(h) Includes development expenses of approximately $2.4 million and preopening expense of approximately $0.3 million.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurances with respect to financial statement preparation. Further because of changes in conditions, the effectiveness of internal controls may vary over time.

Management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2005. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment we believe that, as of December 31, 2005, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent auditors have issued an audit report on our assessment of the Company's internal control over financial reporting. This report appears on page 114.

Certifications

In May 2005, the Company submitted a New York Stock Exchange "Section 12(a) CEO Certification" to the New York Stock Exchange. The Chief Executive Officer and the Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 were filed as exhibits to the Company's Annual Report on Form 10-K for the year ended in December 31, 2005.

Report Of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Station Casinos, Inc.:

We have audited the accompanying consolidated balance sheets of Station Casinos, Inc. and its subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Las Vegas, Nevada
March 13, 2006

Report Of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Station Casinos, Inc.:

We have audited management's assessment, included in the accompanying Management's Report in Internal Control Over Financial Reporting, that Station Casinos, Inc. and its subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005 of the Company and our report dated March 13, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Las Vegas, Nevada
March 13, 2006

Market For Registrant's Common Equity And Related Stockholder Matters

Market Information

Our common stock trades on the New York Stock Exchange under the symbol "STN". The following table sets forth, for the periods indicated, the high and low sale price per share of our common stock as reported on the New York Stock Exchange.

	High	*Low*
YEAR ENDING DECEMBER 31, 2005		
First Quarter	$ 71.22	$ 53.10
Second Quarter	70.75	58.99
Third Quarter	75.07	60.68
Fourth Quarter	70.95	61.43
YEAR ENDING DECEMBER 31, 2004		
First Quarter	$ 44.17	$ 30.04
Second Quarter	50.94	41.35
Third Quarter	49.73	40.57
Fourth Quarter	59.12	46.15

Holders

As of January 31, 2006, there were 559 holders of record of our common stock and the closing price of our common stock was $66.85.

Dividends

During the year ended December 31, 2005, we paid a quarterly cash dividend of $0.21 per share to shareholders of record on February 11, 2005 and May 13, 2005 and $0.25 per share to shareholders of record on August 12, 2005 and November 11, 2005. The total amount paid in dividends for 2005 was $62.6 million.

During the year ended December 31, 2004, we paid a quarterly cash dividend of $0.125 per share to shareholders of record on February 12, 2004, $0.175 per share to shareholders of record on May 14, 2004 and August 13, 2004 and $0.21 per share to shareholders of record on November 12, 2004. The total amount paid in dividends for 2004 was $44.3 million.

On March 3, 2006, we paid a quarterly cash dividend of $0.25 per share to shareholders of record on February 10, 2006. The payment of dividends in the future will be at the discretion of our Board of Directors. Restrictions imposed by our debt instruments and other agreements limit the payment of dividends (see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Description of Certain Indebtedness and Capital Stock").

Corporate Information

Board of Directors
Frank J. Fertitta III
Lorenzo J. Fertitta
Lee S. Isgur
Lowell H. Lebermann, Jr.
James E. Nave, D.V.M.
Robert E. Lewis

Corporate Headquarters
Station Casinos, Inc.
2411 West Sahara Avenue
Las Vegas, Nevada 89102
702-367-2411 or
800-544-2411

Mailing Address
Station Casinos, Inc.
P.O. Box 29500
Las Vegas, Nevada 89126-3300

Other Information
Room Reservations:
800-634-3101
Internet: www.stationcasinos.com

Independent Auditors
Ernst & Young LLP
3800 Howard Hughes Parkway
Suite 1450
Las Vegas, Nevada 89109

Legal Counsel
Milbank, Tweed,
Hadley & McCloy LLC
601 South Figueroa Street
30th Floor
Los Angeles, California 90017

Annual Report on Form 10-K
The Annual report on Form 10-K of Station Casinos, Inc. filed with the Securities and Exchange Commission may be obtained upon written request and without charge. Requests should be directed to Glenn C. Christenson, Chief Financial Officer and Treasurer, at the corporate mailing address.

Annual Meeting
The Annual Meeting of Stockholders will be held at 10:00 AM Pacific Daylight Time, on May 24, 2006, at Red Rock Casino Resort Spa, 11011 West Charleston Boulevard, Las Vegas, Nevada 89135. April 13, 2006 is the record date for determining the stockholders entitled to notice of and to vote at the Annual Meeting of Stockholders.

Common Stock
The Company's common stock trades on the New York Stock Exchange under the symbol "STN".

Other Publicly Traded Securities
Over-the-Counter

Station Casinos, Inc.
6½% Senior Subordinated Notes
Due February 1, 2014

Station Casinos, Inc.
6⅞% Senior Subordinated Notes
Due March 1, 2016

Station Casinos, Inc.
6% Senior Notes
Due April 1, 2012

Agent and Trustee
Wells Fargo Shareowner Services
161 North Concord Exchange
South Saint Paul, Minnesota 55075

Law Debenture Trust
Company of New York
767 Third Avenue
New York, New York 10017
Trustee for the 6½% and
6⅞% Senior Subordinated Notes
and the 6% Senior Notes

Station Casinos, Inc.

Property Amenities

As of December 31, 2005

Las Vegas Operations	Opening/ Acquisition Date	Ownership Percentage	Acreage	Slots	Tables	Rooms	Restaurants	Fast Food Outlets	Movie Screens	Bowling Lanes	Child Care	Covered Parking	Spa
Palace Station Las Vegas, NV	7/76	100%	38	1,845	55	1,007	8	3	–	–	–	1,900	–
Boulder Station Las Vegas, NV	8/94	100%	46	2,967	42	300	5	9	11	–	Yes	1,900	–
Texas Station North Las Vegas, NV	7/95	100%	47	2,450	37	200	5	8	18	60	Yes	3,500	–
Sunset Station Henderson, NV	6/97	100%	82	2,556	52	457	8	7	13	72	Yes	2,900	–
Santa Fe Station Las Vegas, NV	10/00	100%	38	2,591	39	200	3	7	16	60	Yes	1,500	–
Red Rock Resort Las Vegas, NV	4/06	100%	70	3,200	62	415	8	8	16	-	Yes	3,500	Yes
Fiesta Rancho North Las Vegas, NV	1/01	100%	25	1,627	13	100	4	3	–	–	–	1,000	–
Fiesta Henderson Henderson, NV	1/01	100%	46	1,423	17	224	4	–	–	–	–	–	–
Wild Wild West Las Vegas, NV	7/98	100%	19	238	6	262	1	–	–	–	–	–	–
Wildfire Las Vegas, NV	1/03	100%	5	241	–	–	1	–	–	–	–	–	–
Magic Star Henderson, NV	8/04	100%	2	154	–	–	1	–	–	–	–	–	–
Gold Rush Henderson, NV	8/04	100%	1	159	–	–	1	–	–	–	–	–	–
Joint Ventures													
Green Valley Ranch Henderson, NV	12/01	50%	40	2,330	54	496	8	6	10	–	–	1,600	Yes
Barley's Casino and Brewery Henderson, NV	1/96	50%	–	199	–	–	1	1	–	–	–	–	–
The Greens Henderson, NV	12/05	50%	–	40	–	–	1	–	–	–	–	–	–
Managed Properties													
Thunder Valley Casino Sacramento, CA	6/03	–	49	2,722	100	–	4	5	–	–	–	–	–
Totals	–	–	508	24,742	477	3,661	63	57	84	192	–	17,800	–

2005-06


BLM LAND
NELLIS AIR FORCE BASE
MASTER PLANNED COMMUNITIES
RED ROCK CANYON NATIONAL CONSERVATION AREA
NORTH LAS VEGAS AIRPORT
FIESTA
TEXAS STATION
SUNRISE MOUNTAIN NATURAL AREA
RAINBOW GARDENS GEOLOGICAL PRESERVE
LAKE MEAD NATIONAL RECREATION AREA
PALACE STATION
DESERT WETLANDS PARK
BARLEY'S
McCARRAN INTERNATIONAL AIRPORT
GOLD RUSH
BASIC MANAGEMENT
MAGIC Star
SLOAN CANYON NATIONAL CONSERVATION AREA
2005-06 LAS VEGAS GRAPHICS LEGEND
DOWNTOWN CASINO KEY
Landiscor
STATION CASINOS INC.
2006 LAS VEGAS
STATION LAND HOLDINGS KEY
Location (Name) Acreage
1. Durango 67
2. Summerlin South 49
3. Cactus & Interstate 15 57
4. Boulder Hwy. & Charleston Blvd. 26
(Formerly Castaways)
5. Aliante Station 40


RENO
2005-06
2006 RENO
STATION LAND HOLDINGS KEY
Location (Name) Acreage
1. Convention Center Site 7.7
2. Mt. Rose Hwy. Site 88
3. 96 acre parcel 96
N. McCarran Blvd.
Baring Blvd.
Oddie Blvd.
Glendale Ave.
California Ave.
W. 4th St.
W. Plumb Ln.
E. Plumb Ln.
RENO-TAHOE INTERNATIONAL AIRPORT
Prop. Sparks Blvd.
Pembroke Dr.
S. McCarran Blvd.
MEADOWOOD MALL
RENO SPARKS CONVENTION CENTER
Huffaker Ln.
W. Zolezzi Ln.
Arrowcreek Pkwy.
Mt. Rose Hwy.
MONTREAUX
Landiscor AERIAL INFORMATION


STATION CASINOS INC.

Property Amenities
STATION CASINOS, INC.

s of December 31, 2005

as Vegas Operations	Opening/ Acquisition Date	Ownership Percentage	Acreage	Slots	Tables	Rooms	Restaurants	Fast Food Outlets	Movie Screens	Bowling Lanes	Child Care	Covered Parking	Spa
'alace Station as Vegas, NV	7/76	100%	38	1,845	55	1,007	8	3	-	-	-	1,900	-
oulder Station as Vegas, NV	8/94	100%	46	2,967	42	300	5	9	11	-	Yes	1,900	-
'exas Station orth Las Vegas, NV	7/95	100%	47	2,450	37	200	5	8	18	60	Yes	3,500	-
unset Station enderson, NV	6/97	100%	82	2,556	52	457	6	7	13	72	Yes	2,900	-
anta Fe Station as Vegas, NV	10/00	100%	38	2,591	39	200	3	7	16	60	Yes	1,500	-
ed Rock Resort as Vegas, NV	4/06	100%	70	3,200	62	415	8	6	16	-	Yes	3,500	Yes
iesta Rancho orth Las Vegas, NV	1/01	100%	25	1,627	13	100	4	3	-	-	-	1,000	-
iesta Henderson enderson, NV	1/01	100%	45	1,423	17	224	4	-	-	-	-	-	-
Vild Wild West as Vegas, NV	7/98	100%	19	238	6	262	1	-	-	-	-	-	-
Vildfire as Vegas, NV	1/03	100%	5	241	-	-	1	-	-	-	-	-	-
Aagic Star enderson, NV	6/04	100%	2	154	-	-	1	-	-	-	-	-	-
3old Rush enderson, NV	8/04	100%	1	169	-	-	1	-	-	-	-	-	-
Joint Ventures													
3reen Valley Ranch enderson, NV	12/01	50%	40	2,330	54	496	8	6	10	-	-	1,600	Yes
Barley's Casino and Brewery enderson, NV	1/96	50%	-	199	-	-	1	1	-	-	-	-	-
The Greens enderson, NV	12/05	50%	-	40	-	-	1	-	-	-	-	-	-
Managed Properties													
Thunder Valley Casino Sacramento, CA	6/03	-	49	2,722	100	-	4	6	-	-	-	-	-
Totals	-	-	508	24,742	477	3,661	63	57	84	192	-	17,800	-

2411 West Sahara Avenue
Las Vegas, Nevada 89102
P.O. Box 29500
Las Vegas, Nevada 89126-3300

702.367.2411 or 800.544.2411

www.stationcasinos.com